DIAMOND HILL investments

DIAMOND HILL INVESTMENT GROUP, INC.

2006 ANNUAL REPORT

NOTICE OF 2007 ANNUAL MEETING

AND PROXY STATEMENT

DIAMOND HILL INVESTMENTS

ANNUAL LETTER TO SHAREHOLDERS

March 16, 2007

Dear Fellow Shareholders,

In the long run, delivering excellent investment results for our clients will help to generate growth for our business and attract new clients and additional investments for us to manage. During 2006, we continued to experience strong growth in assets under management (AUM), reaching $3.7 billion by year end. With an average AUM of $2.7 billion for the year, resulting in $32 million in revenue, our operating profit margin was 31% versus 14% in 2005. We believe that building an outstanding investment management firm is an ongoing effort that requires at least 10 years to evaluate. At the end of our sixth year, we are as energized and as dedicated to our investment philosophy as we were at Diamond Hill’s inception in May 2000.

Our overall growth in AUM has been led by our long-short strategies, with the Diamond Hill Long-Short Fund becoming our largest mutual fund. We also experienced strong growth in AUM for our private investment funds. Because these funds provide for an incentive fee for Diamond Hill as the general partner, economics for this strategy are particularly attractive when our investment results are good.

Our primary corporate objective is to meet our fiduciary duty to clients.  We measure our success by satisfying this criterion and are pleased that we continue to achieve this objective. Also, consistent with our duty to clients, we continue to reduce administration expenses for our mutual fund shareholders as the funds have grown and economies of scale are realized.

From a client return perspective, while each of our investment strategy’s absolute return was good in 2006, it was the first time that not all exceeded their respective benchmarks for the calendar year. Our focus continues to be five-year returns, with the goal defined by rolling five-year periods in which:

•	Client returns are sufficiently above relevant passive benchmarks,

•	Client returns rank in the top quartile of similar strategies, and

•	Absolute returns are sufficient for the risk associated with the asset class.

For our clients, our value proposition is:

•	We are experienced investors,

•	We employ a proven, intrinsic value discipline for our various strategies, and

•	We have aligned our interests with our clients’ through our personal investments in our own mutual funds and private investment partnership.

The last point is especially important. Like most of my colleagues, I have all of my invested net worth (excluding residential real estate) in either Diamond Hill stock or Diamond Hill funds. This helps keep us focused on our clients and shareholders.

Last year we achieved the oft-stated goal of AUM sufficient for scale, defined by an operating profit margin of 30%, which is the norm for all investment managers. Our current strategies have limited capacity, which we estimate at $10 to $15 billion. To reach that level of AUM, we must continue to provide excellent investment returns for our clients. At capacity, our operating profit margin could approximate 40%, which is the norm for the largest publicly owned investment management firms and reflects, we believe, a fair split of the economics of the business between owners and employees.

Human capital is the most important resource in the investment management business. A balancing of the economics between owners and employees is always important, especially in an industry that is not capital-intensive and heavily dependent on talented individuals. Attracting and retaining people can be more difficult in our industry, given the high percentage of a firm’s value proposition that is attributable to key people.

The balancing effort is particularly challenging for Diamond Hill. Essentially a start-up in May 2000, we had the unusual legacy of being a publicly owned company, in contrast to the norm of partnership-like structures for firms of a similar size. Diamond Hill has been able to attract and retain quality people because of:

•	Our investment-centric culture,

•	Ownership in the business,

•	Our central Ohio location, and

•	Compensation now competitive on a national basis.

The last point is directly related to firm profitability levels, which in essence represent the balancing of the economics of the business between owners and employees. Industry norms are helpful benchmarks for evaluating the balancing effort. Additionally, it makes sense to enact a thoughtful alignment of incentives that may pertain more to our firm than others because of our ownership structure. On a fully diluted basis, employees and directors own approximately 31% of the firm. In contrast, many of our competitor firms are owned entirely by their employees.

Our second corporate objective is to fulfill our fiduciary duty to shareholders by growing the per share intrinsic value of the business at an appropriate risk-adjusted rate.  Since May 2000, I estimate that intrinsic value per share compounded at a 30 to 50% annualized rate (of course, dependent on the starting and ending estimates used in such a calculation). Considering the cumulative accomplishments, a reasonable goal for the next five-year period is in the neighborhood of 12 to 18% annually. It should be emphasized that intrinsic value and stock market price rarely move in lock-step. We are focused on increasing the long-term intrinsic value of the company; however, we have no direct influence over short-term stock price levels and movements.

For investors in any business, it is always important to avoid paying a price higher than estimated intrinsic value, because doing so can result in an insufficient risk-adjusted return. In the short term, stock prices change largely based on investor psychology. Longer term, economics determine an investor’s return, specifically:

•	The investor’s purchase price per share,

•	The growth in the intrinsic value per share,

•	Dividends received during the holding period, and

•	The investor’s selling price per share.

We currently do not pay a dividend to shareholders, primarily because it is necessary for Diamond Hill Capital Management, as the general partner, to have a substantial invested position in our private investment funds. Current and prospective investors consider it necessary that the general partner and its employees have committed capital alongside outside investors. We also have substantial amounts invested in our mutual funds, which has been important strategically and also provided excellent returns.

Our stock price recently eclipsed $100 per share, and some have asked about a stock split. On this point, we reference Warren Buffett, who believes stock splits are generally not a good idea because:

•	The higher the stock price, the greater the likelihood of that price approximating intrinsic value per share,

•	A company should encourage long-term shareholders so that their return on investment approximates the return on the underlying business, and

•	There are administrative expenses associated with stock splits, with no economic benefits.

The frequently mentioned benefit of a stock split, increased liquidity, may result because a split could attract less experienced investors inclined to buy the stock simply because its price is lower. The resulting increase in turnover, in our view, serves no useful purpose to the company or its long-term shareholders.

As we have grown, we have received more inquiries from people interested in an investment in the stock of Diamond Hill, and our CFO, Jim Laird, has fielded most of these inquiries. We believe that we are meeting our obligation for full and fair disclosure given that our mutual funds report results daily, we file an AUM report monthly, file all SEC-required documents, and attempt clear and direct communication in our annual letter to shareholders. In addition, this year we are making our annual shareholder meeting accessible by teleconference for those not able to attend. Going forward, we will not be available for individual discussions with shareholders. Instead we suggest that investors write or e-mail questions to our CFO, and if appropriate we will address the question in future disclosures so all investors can benefit from the information.

Finally, I am confident that we would not have achieved our past successes, nor will we be successful in the future, without the ongoing exceptional efforts from our associates. As our firm has grown, we have added many individuals who bring not only highly developed skills but also the qualities that we value above all others: integrity, intelligence and energy. Encouraging a culture that gives every person the opportunity to enhance their professional skills and enjoy personal satisfaction are as important to our success as our investment philosophy.

I would like to thank my colleagues and our Board of Directors for their efforts and support and re-affirm that all of us at Diamond Hill Investment Group will continue our mission to build an excellent investment management firm for clients and owners alike.

Sincerely,

R. H. Dillon
President and Chief Executive Officer

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

April 7, 2007

Dear Shareholders:

We cordially invite you to attend the 2007 Annual Meeting of Shareholders of Diamond Hill Investment Group, Inc. (the “Company”), to be held at the Arena Grand Theater located at 175 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 24, 2007, at 1:00 p.m. Eastern Daylight Savings Time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company and directors and officers of the Company will be present to respond to any appropriate questions you may have. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the meeting. Your vote is important, regardless of the number of shares you own.

Sincerely,

R. H. Dillon
President & CEO

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 24, 2007

Notice is hereby given that the 2007 Annual Meeting of Shareholders (the “Annual Meeting”) of Diamond Hill Investment Group, Inc. (the “Company”), will be held at the Arena Grand Theater located at 175 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 24, 2007, at 1:00 p.m. Eastern Daylight Savings Time to consider and act upon the following matters:

1. To elect six directors to serve on the Company’s Board of Directors;

2. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Action may be taken on the foregoing proposals at the Annual Meeting or on any date or dates to which the Annual Meeting may be adjourned. Pursuant to the Company’s Code of Regulations, the Board of Directors has fixed the close of business on April 2, 2007, as the record date for determination of the shareholders entitled to vote at the Annual Meeting and any adjournments thereof. You are requested to complete and sign the enclosed form of proxy, which is solicited by the Company’s Board of Directors, and to mail it promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy or electronically over the Internet in accordance with the instructions on your proxy. Returning the enclosed proxy card, or transmitting voting instructions electronically through the Internet or by telephone, does not affect your right to vote in person at the Annual Meeting. If you attend the Annual Meeting, you may revoke your proxy and vote in person if your shares are registered in your name.

THE PROMPT RETURN OF YOUR PROXY WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO OBTAIN A QUORUM. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD TO TRANSMIT YOUR VOTING INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE.

By order of the Board of Directors

James F. Laird
Secretary

Columbus, Ohio
April 7, 2007

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
DIAMOND HILL INVESTMENT GROUP, INC.
TO BE HELD ON MAY 24, 2007

This Proxy Statement is being furnished to the shareholders of Diamond Hill Investment Group, Inc., an Ohio corporation (“we”, “us” or the “Company”), in connection with the solicitation of proxies by our Board of Directors (the “Board”) for use at our 2007 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on May 24, 2007, and any adjournment thereof. A copy of the Notice of Annual Meeting accompanies this Proxy Statement. This Proxy Statement and the enclosed proxy are first being mailed to shareholders on or about April 7, 2007. Only shareholders of record at the close of business on April 2, 2007, the record date for the Annual Meeting (the “Record Date”), will be entitled to vote at the Annual Meeting.

The purposes of this Annual Meeting are:

(1) To elect six directors to serve on the Board for one-year terms;

(2) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Those common shares represented by properly signed proxy cards or properly authenticated voting instructions recorded electronically via the Internet or by telephone that are received prior to the Annual Meeting and not revoked will be voted by the proxies at the Annual Meeting as directed by the shareholders. The common shares represented by all valid proxy cards or proxies submitted telephonically or via the Internet received prior to the Annual Meeting which do not specify how the common shares should be voted on the matters presented at the Annual Meeting will be voted FOR the election of R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford as directors of the Company. The proxies will use their best judgment regarding other matters that properly come before the Annual Meeting.

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q:	When and where will the Annual Meeting take place?

A:	The Annual Meeting will be held at the Arena Grand Theater located at 175 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 24, 2007, at 1:00 p.m. Eastern Daylight Savings Time. Shareholders will also be able to listen live to the Annual Meeting via audio conference by calling 800-728-2149 and can also view Presentation materials via web cast by going to www.diamond-hill.com and click on the link under the News and Updates Section.

Q:	What may I vote on?

A:	You may vote on the election the six nominees for election to our Board.

Q:	How does the Board recommend I vote?

A:	The Board recommends that you vote FOR the election of the six nominees.

Q:	What do I need to do now?

A:	After carefully reading this Proxy Statement, indicate on the enclosed proxy card how you want your shares to be voted and sign and mail the proxy promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy, or vote electronically by Internet in accordance with the instructions on your proxy. The deadline for transmitting voting instructions electronically via the Internet or telephonically is 11:59 p.m., Eastern Daylight Savings Time, on May 23, 2007. The Internet and telephone voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions and to confirm that shareholders’ voting instructions have been properly recorded. If you vote by phone or over the Internet you do not need to return a proxy card. You should be aware that if you vote over the Internet or by phone, you may incur costs associated with electronic access, such as usage charges from Internet service providers and telephone companies. Your proxy will not be used if (i) you are a record shareholder and you revoke your proxy and attend and vote at the Annual Meeting in person or (ii) you otherwise properly revoke your proxy.

Q:	What does it mean if I get more than one proxy card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one proxy card. If you intend to vote by mail, sign and return all proxy cards to ensure that all your shares are voted. If you are a record holder and intend to vote by telephone or over the Internet, you must do so in connection with the instructions on each individual proxy card you receive.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many shareholders are beneficial owners in that they hold their shares in “street name” through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the shareholder of record and we are sending this Proxy Statement directly to you. As a shareholder of record, you have the right to grant your proxy directly to the Company by completing, signing and returning the enclosed proxy card, transmitting your voting instructions via the Internet or by phone or you may vote in person at the Annual Meeting.

Beneficial Owner. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in street name and this Proxy Statement is being forwarded to you by your broker or other nominee, who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares. Your broker or nominee will provide you with information on the procedures you must follow to instruct the record holder how to vote your shares or how to revoke previously given voting instructions.

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Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares in the manner you instruct, and you should follow the directions provided to you by your broker regarding how to instruct your broker to vote your shares. However, if you do not provide voting instructions to your broker, it may vote your shares in its discretion on certain “routine” matters. The election of directors is considered routine and, if you do not submit voting instructions, your broker may choose, in its discretion, to vote or not vote your shares on the nominees for director.

Q:	May I revoke my proxy or change my vote after I have mailed a proxy card or voted electronically via the Internet or by telephone?

A:	Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are the record holder of the shares, you can do this in three ways:

• send us a written statement that you would like to revoke your proxy, which we must receive prior to the start of voting at the Annual Meeting;

• send our Secretary a newly signed and later-dated proxy card, which we must receive prior to the start of voting at the Annual Meeting, or submit later-dated electronic voting instructions over the Internet or by telephone no later than 11:59 p.m. on May 23, 2007; or

• attend the Annual Meeting and revoke your proxy in open meeting or vote in person prior to the start of voting at the Annual Meeting (attending the Annual Meeting will not, by itself, revoke your proxy or a previous Internet or telephonic vote).

If you hold shares beneficially, but not as record holder, you may change your vote by submitting new voting instructions to your broker or nominee, and you should review the instructions provided by your broker or nominee to determine the procedures you must follow. If you are a beneficial owner and wish to attend the Annual Meeting and vote in person, you must obtain a signed proxy from the record holder of your shares giving you the right to do so.

Q:	Can I vote my shares in person at the Annual Meeting?

A:	Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. If you choose to attend, please bring the enclosed proxy card or proof of identification. If you are a beneficial owner whose shares are not registered in your own name, you will need a signed proxy from your broker or other nominee giving you the right to vote your shares at the Annual Meeting.

Q:	How will my shares be voted if I return a blank proxy card or submit a proxy by Internet or phone without voting instructions?

A:	If you sign and send in your proxy card or submit a proxy by Internet or telephone and do not indicate how you want to vote, your proxy will be voted FOR the election of the six director nominees.

Q:	Who can answer my questions about how I can submit or revoke my proxy or vote by phone or via the Internet?

A:	If you have more questions about how to submit your proxy, please call our Secretary, James F. Laird, at (614) 255-3353.

THE ANNUAL MEETING

The Annual Meeting will be held at the Arena Grand Theater located at 175 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 24, 2007, at 1:00 p.m. Eastern Daylight Savings Time. The purposes of the Annual Meeting are (i) to elect six directors to serve on the Board for one-year terms; and (ii) to transact such other business as may properly come before the Annual Meeting or any adjournment thereof. We are not currently aware of any other matters that will come before the Annual Meeting.

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PROCEDURAL MATTERS

Record Date

Only our shareholders of record at the close of business on April 2, 2007, the record date for the Annual Meeting (the “Record Date”), will be entitled to vote at the Annual Meeting. As of the Record Date, there were 2,138,881 of our common shares outstanding and entitled to vote at the Annual Meeting.

Proxy

Your shares will be voted by the proxies at the Annual Meeting as you direct on your signed proxy card or in your telephonic or Internet voting instructions. If you return a signed proxy card or submit a proxy via the Internet or by telephone without voting instructions, to the extent permitted by applicable laws and regulations it will be voted FOR the election of R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford as directors of the Company. The proxies will vote in their discretion on other matters that properly come before the Annual Meeting.

Quorum

We can conduct business at the Annual Meeting only if holders of a majority of our outstanding shares entitled to vote are present, either in person or by proxy. Abstentions and broker non-votes will be counted in determining whether a quorum is present. In the event that a quorum is not present at the time the Annual Meeting is convened, a majority of the shares represented in person or by proxy may adjourn the Annual Meeting to a later date and time, without notice other than announcement at the Annual Meeting. At any such adjournment of the Annual Meeting at which a quorum is present, any business may be transacted which might have been transacted at the Annual Meeting as originally called.

Voting

Each outstanding share may cast one vote on each separate matter of business properly brought before the Annual Meeting. A plurality of the votes duly cast is required for the election of directors, and the six nominees receiving the most votes will be elected.

A shareholder voting in the election of directors may cumulate such shareholder’s votes and give one candidate a number of votes equal to (i) the number of directors to be elected (six), multiplied by (ii) the number of shares held by the shareholder, or may distribute such shareholder’s total votes among as many candidates as the shareholder may select. However, no shareholder shall be entitled to cumulate votes unless the candidate’s name has been placed in nomination prior to voting and the shareholder, or any other shareholder, has given us notice at least 48 hours prior to the Annual Meeting of the intention to cumulate votes. The proxies we are soliciting include the discretionary authority to cumulate votes. If cumulative voting occurs at the Annual Meeting, the proxies intend to vote the shares represented by proxy in a manner to elect as many of the six director nominees as possible. Cumulative voting only applies to the election of directors; on all other matters each share has one vote.

Abstentions; Broker Non-Votes; Effect

Boxes and a designated space are provided on the form of proxy for shareholders to mark if they wish to withhold authority to vote for one or more nominees for election as a director of the Company.

Broker-dealers who hold their customers’ shares in street name may, under the applicable rules of the self-regulatory organizations of which they are members, sign and submit proxies for such shares and may vote the shares on routine matters. The election of directors is considered routine. Shares held in street name and not voted by broker-dealers are referred to as broker “non-votes.” Because a plurality of the votes duly cast is required for the election of directors, neither abstentions nor broker non-votes will have any impact on the election of directors.

If you hold shares in street name, the Board encourages you to instruct your broker or other nominee as to how to vote your shares.

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Solicitation; Expenses

We will pay all expenses of the solicitation of the proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the Notice, form of proxy, Proxy Statement and return envelopes, the handling and tabulation of proxies received, and charges of brokerage houses and other institutions, nominees or fiduciaries for forwarding such documents to beneficial owners. We will not pay electronic access charges associated with Internet or telephone voting. Our officers, directors and employees may also solicit proxies in person or by telephone, facsimile or e-mail.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and you should not rely on any such information or representation. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of this Proxy Statement.

Requests for Proxy Statement and Annual Report on Form 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2006, including our audited financial statements, accompanies this Proxy Statement but is not a part of the proxy solicitation material. We are delivering a single copy of this Proxy Statement and the Form 10-K to multiple shareholders sharing an address unless we have received instructions from one or more of the shareholders to the contrary. We will promptly deliver a separate copy of the Proxy Statement or Form 10-K, at no charge, upon receipt of a written or oral request by a record shareholder at a shared address to which a single copy of the documents was delivered. Written or oral requests for a separate copy of the documents, or to provide instructions for delivery of documents in the future, may be directed to James F. Laird, Secretary of the Company, at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our only class of voting securities is our common shares. The following table sets forth, as of April 2, 2007, certain information concerning share ownership and the percentage of voting power (assuming exercise of all options which are currently exercisable or that will be exercisable in the next 60 days) of (a) all persons known by us to own beneficially more than five percent of our outstanding shares, (b) each director and director nominee, (c) our Chief Executive Officer and Chief Financial Officer (each, a “Named Executive Officer”), and (d) all of our executive officers and directors, as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares, which are shown as beneficially owned by them.

	Amount and Nature of Beneficial Ownership
			Common Shares Which
	Common		Can be Acquired Upon
	Shares		Exercise of Options or
	Presently		Warrants Exercisable		Percent of
Name and Address of Beneficial Owner(1)	Held(2)		Within 60 Days	Total	Class(3)

R. H. Dillon	141,431	(4)	3,500	144,931	6.8%
James F. Laird	39,865	(5)	32,500	72,365	3.3%
David P. Lauer	3,782		—	3,782	**
Dr. James G. Mathias	33,917		6,000	39,917	1.9%
David R. Meuse	53,523		—	53,523	2.5%
Diane D. Reynolds	1,282		—	1,282	**
Donald B. Shackelford	5,302		—	5,302	**
All directors and executive officers as a group (7 persons)	279,102		42,000	321,102	14.7%

**	Represents ownership of less than 1% of our outstanding common shares.

(1)	Each of our officers and directors may be reached at our address at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

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(2)	Unless otherwise indicated, the beneficial owner has sole voting and dispositive power as to all common shares reflected in the table.

(3)	The percent of class is based upon (a) the number of shares owned by the named person plus the number of shares the named person has the right to acquire upon the exercise of options or warrants exercisable within 60 days after April 2 2007, divided by (b) the total number of shares which are issued and outstanding as of April 2, 2007 (2,138,881 shares) plus the total number of shares the named person has the right to acquire upon the exercise of options or warrants exercisable within 60 days after April 2, 2007.

(4)	Includes 67 shares held in our 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

(5)	Includes 1,051 shares held in our 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Board guides our strategic direction and oversees our management. All of our directors are elected annually. The Board is currently comprised of R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford, each of whom has been nominated for reelection to the Board to hold office for terms expiring at the next annual meeting of shareholders and when their successors are duly elected and qualified. The Board has determined that, with the exception of Mr. Dillon, all of the directors are independent under the rules and independence standards of the Securities and Exchange Commission (the “SEC”) and The NASDAQ Stock Market (“NASDAQ”). There are no family relationships among the directors or executive officers of the Company.

A proposal to reelect these six nominees will be presented to the shareholders at the Annual Meeting. The nominees receiving the highest number of votes will be elected. Information regarding the nominees, including their ages, length of service on the Board and relevant business experience for the past five years is set forth below.

			Director of
		Position(s) Held	the Company	Nominee
		with the Company and	Continuously	for Term
Nominee	Age	Principal Occupation(s)	Since	Expiring in

R.H. Dillon	50	President and CEO of the Company since 2000; Director of the Company; Chief Investment Officer of Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company.	2001	2008
David P. Lauer, CPA	64	Director of the Company; Self-employed Certified Public Accountant since 2001; President and Chief Operating Officer of Bank One — Columbus, NA from June 1997 until his retirement in January 2001; Certified Public Accountant since 1968(1)	2002	2008
Dr. James G. Mathias	54	Director of the Company; Veterinarian and owner of Tipp City Veterinary Hospital and Wellness Center since 1988(2)	1993	2008
David R. Meuse	61	Director of the Company; Principal of Stonehenge Financial Holdings, Inc, Columbus, Ohio, investment bankers, since 1999(3)	2000	2008

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			Director of
		Position(s) Held	the Company	Nominee
		with the Company and	Continuously	for Term
Nominee	Age	Principal Occupation(s)	Since	Expiring in

Diane D. Reynolds	47	Director of the Company; Partner with the law firm of Taft, Stettinius & Hollister LLP since June 2006; General Counsel of Estate Information Services, LLC and of counsel with Taft, Stettinius & Hollister LLP from June 2005 to June 2006; Partner with Taft, Stettinius & Hollister LLP from 2004 to 2005; Partner with the law firm of Benesch, Friedlander, Coplan & Aronoff, LLP from 2000 to 2004(4)	2001	2008
Donald B. Shackelford	74	Director of the Company; Chairman of the Board of Fifth Third Bank, Central Ohio (successor to State Savings Bank) since 1998(5)	2005	2008

(1)	Mr. Lauer also serves on the boards of Evans Capital Corp., Huntington Bancshares, R. G. Barry Corporation, Wendy’s International, Inc, Tim Hortons Inc., and W.W. Williams Company and was formerly a director of AirNet Systems, Inc.

(2)	Mr. Mathias also serves on the Veterinary Advisory Board of the Iams Company.

(3)	Mr. Meuse also serves on the boards of State Auto Financial Corporation, Central Benefits Mutual Insurance Company, ORIX USA Corporation, The Columbus Foundation, The Columbus Partnership, Kenyon College, Project GRAD Columbus, Stonehenge Financial Holdings, Inc., Stonehenge Securities, Inc. and Skybus Airlines, Inc.

(4)	Ms. Reynolds also serves on the board of Estate Information Services, LLC.

(5)	Mr. Shackelford serves on the boards of The Progressive Corporation, Granville Golf Course Company, Heads & Threads International, LLC, Denison University, Lowell Group and The Affordable Housing Trust of Columbus and Franklin County and was a director of Limited Brands, Inc. from 1976 to 2005.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF R. H. DILLON, DAVID P. LAUER, DR. JAMES G. MATHIAS, DAVID R. MEUSE, DIANE D. REYNOLDS AND DONALD B. SHACKELFORD AS DIRECTORS OF THE COMPANY.

CORPORATE GOVERNANCE

The Board held a total of four meetings during the year ended December 31, 2006. The Board has three standing committees: the Executive Committee, the Audit Committee and the Compensation Committee. Each director attended at least 75% of the aggregate of (a) the total number of Board meetings held during the period for which he or she has been a director during the last fiscal year, and (b) the total number of meetings held by all committees of the Board on which he or she served during the periods that he or she served during the last fiscal year.

Director Independence

The Board has determined that none of our directors, with the exception of Mr. Dillon, has any relationship with the Company that would interfere with him or her carrying out the duties of a director and that all of our directors, other than Mr. Dillon, are independent under the rules and independence standards of the SEC and NASDAQ. In making its determination, there were no relationships between the Company and any of our independent directors that are not disclosed under Item 404 of SEC Regulation S-K.

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Director Nomination Process

Given the relatively small size of the Company and our Board, we do not believe that a standing nominating committee is necessary. All of our directors participate in the consideration of director nominees, with nominees recommended for the Board’s selection by a majority of our independent directors. The Board has determined that, with the exception of Mr. Dillon, all of the directors are independent under the rules and independence standards of the SEC and NASDAQ. Although we do not have a formal charter governing the nomination of directors, we do have an explicit list of criteria that the Board uses to assess potential directors. It is our expectation that Board candidates will at the least possess significant skill and experience in financial services, accounting, marketing, operations, legal matters or in other areas that are important to our success.

The Board has not established a formal process for identifying and evaluating nominees due to its desire to approach the nominations process according to the composition of the Board at the time. However, the process for identifying and evaluating nominees is generally as follows: In the case of an incumbent director whose term of office is set to expire, the Board reviews the director’s overall service to the Company during his or her term, including the number of meetings attended, level of participation and quality of performance. In the case of new director candidates, the Board determines whether the nominee is independent and whether the new director must be independent for us to remain in compliance with NASDAQ rules. Incumbent directors will be nominated for reelection or, if the Board feels a new director is necessary or desirable, it will use its network of contacts to compile a list of potential candidates. The Board then meets to discuss and consider each candidate’s qualifications, and the independent directors choose the nominees by majority vote.

The Board does not have any specific policies regarding the consideration of director candidates recommended by shareholders. The lack of policies regarding shareholder recommendations is primarily due to our lack of experience with such recommendations and the need to evaluate such recommendations on a case-by-case basis. The Board will consider shareholder recommendations for directors, and does not alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based upon the source of the recommendation. Shareholder recommendations for candidates for the Board must be directed in writing to the Company at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, Attention: Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and us within the last three years, and evidence of the recommending person’s ownership of our common shares.

Executive Committee

The Executive Committee is authorized, when it is impractical or not in the Company’s best interest to wait until a Board meeting for approval, to take any and all actions or incur any obligations which could be taken or incurred by the full Board. The members of the Executive Committee as of December 31, 2006, were Mr. Meuse (Chairman) and Dr. Mathias. The Executive Committee did not meet during the year ended December 31, 2006.

Audit Committee

The Audit Committee engages our independent registered public accounting firm and reviews and approves the scope and results of any outside audit of the Company and the fees therefore and generally oversees our auditing and accounting matters. The Audit Committee also reviews all related person transactions for potential conflicts of interest situations on an ongoing basis, and all such transactions are approved by the Audit Committee. Additional information on the approval of related person transactions is available under the heading “Certain Relationships and Related Person Transactions” below. The Audit Committee’s responsibilities are outlined further in its written charter, a copy of which is attached to this Proxy Statement as Annex A.

The Audit Committee is comprised of Mr. Lauer, Dr. Mathias and Ms. Reynolds, each of whom qualifies as independent under the rules and independence standards of the SEC and NASDAQ. The Board has determined that Mr. Lauer, the Chairman of the Audit Committee, is a “financial expert” as defined by applicable SEC rules and is “financially sophisticated” as defined by applicable NASDAQ rules. The Audit Committee met four times during the year ended December 31, 2006, and its report relating to the Company’s 2006 fiscal year appears below under the heading “AUDIT COMMITTEE MATTERS.”

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Compensation Committee

On August 11, 2005, the Board established a Compensation Committee. The members of the committee are Mr. Lauer, Mr. Shackelford and Ms. Reynolds, each of whom is independent under NASDAQ and SEC rules, is a “non-employee” director for purposes of SEC rules and is an “outside director” under applicable tax laws. The Compensation Committee is organized and conducts its business pursuant to a written charter adopted by the Board, a copy of which is attached to this Proxy Statement as Annex B.

The Compensation Committee reviews and approves the Company’s executive compensation policy, evaluates the performance of our executive officers in light of corporate goals and objectives approved by the Compensation Committee, approves the annual salary, bonus, stock options and other benefits, direct and indirect, of our other senior executives, makes recommendations to the full Board with respect to incentive-compensation plans and equity-based plans and determines director and committee member/chair compensation for non-employee directors. The Compensation Committee also administers the Company’s equity and other incentive plans. The Compensation Committee met six times during the 2006 fiscal year. A description of the Company’s processes and procedures for the consideration and determination of executive officer compensation are discussed under the heading “Compensation Discussion and Analysis” below.

Director Compensation

During the 2006 fiscal year, our non-employee directors received an annual retainer of $15,000, paid in our shares, and additional cash retainer payments of $2,000 per quarter. The Chairman of the Board and the chairs of the Audit Committee and the Compensation Committee each receive an additional cash payment of $500 per quarter. Directors are also eligible for participation in the Company’s 2005 Employee and Director Equity Incentive Plan.

The following table sets forth information regarding the compensation we paid to our directors during 2006. Mr. Dillon, our President and Chief Executive Officer, does not receive any compensation for his service as a director.

					Change in
					Pension Value
					and
					Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
Name	Paid in Cash(1)	Awards(2)	Awards	Compensation	Earnings	Compensation	Total

David P. Lauer	$10,000	$15,000	—	—	—	—	$25,000
David R. Meuse	$10,000	$15,000	—	—	—	—	$25,000
Dr. James G. Mathias	$8,000	$15,000	—	—	—	—	$23,000
Diane D. Reynolds	$8,000	$15,000	—	—	—	—	$23,000
Donald B. Shackelford	$10,000	$15,000	—	—	—	—	$25,000

(1)	Consists of cash retainer fees of $2,000 per quarter and an additional $500 quarterly retainer payment to each of Messrs. Meuse, Lauer and Shackelford for their service as Chairs of the Board, Audit Committee and Compensation Committee, respectively.

(2)	The amount shown is the expense, determined under Statement of Financial Accounting Standards No. 123R (“FAS 123R”), incurred by us and recognized in our financial statements in 2006 for awards granted to our directors. On January 10, 2006, each director received a grant of 477 of our shares for service as a non-employee director. These shares were granted under our 2005 Employee and Directors Equity Incentive Plan. For more information on the expensing of these awards, please see note 5 to our financial statements contained in our Form 10-K for the year ended December 31, 2006.

Communications Between Shareholders and the Board

Given our relatively small size, the relatively small number of record holders of our shares, and the Board’s consistent practice of being open to receiving direct communications from our shareholders, the Board believes that it is not necessary to implement, and we do not have, a formal process for shareholders to send communications to

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the Board. Our practice is to forward any communication addressed to the Board or to the director or group of directors identified in the communication.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of the Company or has had any relationship requiring disclosure by us under Item 404 of SEC Regulation S-K. In addition, no member of the Compensation Committee is employed by a company whose board of directors includes a member of our management.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. A copy of this Code was attached to the Proxy Statement for the Company’s 2004 Annual Meeting of Shareholders, and is also filed as an exhibit to our Form 10-K filed with the SEC.

Director Attendance at Annual Meetings

We do not have a formal policy regarding director attendance at annual meetings of shareholders, although all directors are encouraged to attend. All of our directors attended the 2006 Annual Meeting of Shareholders.

Certain Relationships and Related Person Transactions

Our Board recognizes that related person transactions present a heightened risk of conflicts of interest. However, we currently have no related person transactions reportable pursuant to Item 404(a) of SEC Regulation S-K, and have not had any such transactions in the recent past. As such, we do not believe it is necessary to have a written policy specifically dealing with related person transactions. Our Audit Committee reviews any related person transactions as they arise and are reported to the Board or the Audit Committee, regardless of whether the transactions are reportable pursuant to Item 404. No such transactions arose or were reviewed by the Audit Committee in 2006. For any related person transaction to be consummated or to continue, the Audit Committee must approve or ratify the transaction.

EXECUTIVE OFFICERS AND COMPENSATION INFORMATION

The following information describes the business experience during the past five years of our Named Executive Officers and other significant employees, other than Mr. Dillon whose experience is described above under the heading “PROPOSAL 1 — ELECTION OF DIRECTORS.” We have no executive officers other than our Named Executive Officers. Each Named Executive Officer and significant employee devotes his full time efforts to the affairs of the Company, and each officer is elected annually to serve until his successor is elected and qualified, or until he resigns or is removed by the Board. There are no arrangements or understandings between the persons named below and any other person pursuant to which such officers were elected.

		Position(s) Held
Named Executive Officer	Age	with the Company

James F. Laird	50	Chief Financial Officer and Treasurer of the Company since December 2001; President of Diamond Hill Funds since December 2001; Certified Public Accountant (inactive) and holder of several NASD licenses, including Series 7, 24 and 63.

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		Position(s) Held
Significant Employees	Age	with the Company

Charles S. Bath	52	Managing Director of Equities for Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company, since September 2002; Senior Portfolio Manager for Gartmore Global Investments, a global investment firm affiliated with Nationwide Insurance, from 1985 to September 2002.
Kent K. Rinker	58	Managing Director of Fixed Income for Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company, since May 2002; Private consultant and manager of private investments from 1999 to 2002.

Compensation Discussion And Analysis

Background.  We are in the investment management industry. Human capital is the most important resource in this industry. A balancing of the economics between owners and employees is always important, especially in an industry that is not capital-intensive, and heavily dependent on talented individuals. Attracting and retaining people can be more difficult, given the high percentage of a firm’s value-proposition which is attributable to key people.

The balancing effort is particularly challenging for us because we were essentially a start-up in May 2000, but yet had the unusual legacy of being a publicly owned company, in contrast to the norm of partnership-like structures for investment management firms of a similar size. We have been able to attract and retain quality people due to:

•	Our investment-centric culture,

•	Ownership in the business,

•	Our central Ohio location, and

•	Compensation now competitive on a national basis.

This last point is directly related to firm profitability levels, which in essence represents the balancing of the economics of the business between owners and employees. Industry norms are helpful benchmarks for evaluating the balancing effort. Additionally, it makes sense to enact a thoughtful alignment of incentives that may pertain more so to our firm than others, because of our ownership structure. On a fully diluted basis, employees and directors own approximately 31% of the firm. In contrast, many of our competitor firms are owned entirely by their employees.

Compensation Program Objectives.  We seek to attract and retain people with integrity, intelligence and energy. All of our employees are paid a competitive base salary, provided with competitive benefits and participate in an annual cash and equity incentive compensation program. The amount of individual incentive awards is based on an assessment of individual performance while the amount of the incentive pool is based on (i) overall firm investment and operating performance, (ii) market compensation data and (iii) the profitability of the firm compared to other investment management firms.

In addition to the annual incentive compensation program certain key individuals, primarily portfolio managers and research analysts, were awarded options, warrants, restricted stock or a combination as an incentive to employment. Generally these awards were granted at hire or promotion with vesting over five years. We also seek to increase the ownership percentage of all employees because we feel that will encourage all employees to act and think like owners. While compensation amounts will differ depending upon position, responsibilities, performance and competitive data, we seek to reward all employees with similar compensation components.

Rewards Based on Performance.  Our primary business objective is to meet our fiduciary duty to clients. Specifically, our focus is on long-term, five-year investment returns, with our goals defined as rolling five-year periods in which client returns are sufficiently above relevant passive benchmarks, rank in the top quartile of similar investment strategies and absolute returns are sufficient for the risk associated with the asset class. Our compensation program is designed to reward performance that meets these objectives. Our second objective is to fulfill our

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fiduciary duty to shareholders by growing the intrinsic value of the business at an appropriate rate. To support that objective, our CEO and CFO are rewarded based on achieving fair and competitive operating profit margins. For those employees who are not a part of the investment team objectives vary but are consistent in that we strive to reward individual performance that helps us meet our fiduciary duty to clients.

Elements of Compensation.  We provide a base salary paid in cash on a monthly basis; benefits including health care, dental, disability and 401k; and incentive compensation paid in a combination of cash and equity grants made pursuant to the 2005 Employee and Director Equity Incentive Plan. We do not offer any long-term deferred compensation to any employee, officer or director.

Rationale for Compensation Elements.

•	We choose to offer a competitive base salary and benefits package to all employees to attract them to join and remain with the Company. Our incentive plan is based on the operating profit of the Company and is intended to reward individual performance.

•	In 2005 and 2006, the only two years in which incentive compensation has been significant, we made incentive awards largely in stock grants that vest immediately but are restricted from sale for up to three years. This was done in order to increase employee ownership and ensure all employees interests were aligned with the firm’s shareholders.

•	We generally choose to make equity awards in the form of fully vested stock that is restricted from sale for up to three years. We believe that this approach matches the economic expense of the award with the period in which it was earned and further avoids the complex accounting involved with options and other awards that vest over time.

•	We encourage stock ownership by all our employees; in fact our match in the 401k plan is made in stock vesting over each employee’s first six years with the Company. We do not; however, have a formal policy mandating stock ownership.

Determination of Incentive Compensation Amount.  The incentive pool is determined by the Compensation Committee and is agreed to in advance based upon the target operating profit margin of the Company with an objective of generating operating profit margins consistent and competitive with others in the investment management business. Individual awards are based on assessments of individual performance with a focus on investment results for the previous five years for each investment strategy. The CEO and CFO are rewarded based on achieving competitive operating results. For those not in the investment area objectives vary but generally are consistent with performance that helps in meeting the Company’s fiduciary duty to its clients. Awards made to executives are based on performance-based agreements (“162(m) agreements”) and finalized by the Compensation Committee in executive sessions. Awards made to non-executives are determined by the CEO and CFO based on the specific criteria discussed above.

Competitor Compensation Data.  We participate in a comprehensive compensation survey with approximately 125 other investment management firms and attempt to make individual compensation competitive with others in the industry while rewarding individual performance. The cash versus equity component of the awards are based upon an intent to increase employee ownership over the long-term and are biased in favor of stock grants and against stock options. In 2006 stock grants made up 71% of total incentive awards with the remaining 29% made in cash. Currently 100% of incentive awards are paid on a current basis although the equity awards, while immediately vested, are restricted from sale for up to three years. We believe that incentive awards related to performance in a particular year, or five years ended in a particular year, should be paid currently. This approach offers a better matching of the economics with performance as opposed to paying awards that vest in the future thus burdening future earnings with awards earned in the past.

We have no formal policy to adjust prior incentive awards to reflect restatement or adjustment of financial results. We believe that due to the nature of our business material restatements or prior period adjustments to operating results are highly unlikely. Individual awards made under the plan are based on the factors discussed above and may increase or decrease materially from year to year consistent with similar changes in the relevant

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factors such as profitability and individual performance. We give no weight to the economic impact of prior awards in making current awards. Awards each year stand on their own.

Post Employment Payments.  Only our CEO and CFO have employment contracts and both provide for payments upon termination of employment. The maximum payment is one year’s salary and, in the case of the CEO only, one year’s incentive bonus and a prorated bonus the year of termination. More information on our employment agreements with our CEO and CFO and termination payments thereunder is set forth under the heading “Employment Agreements and Change in Control Benefits.”

Compensation Committee Processes and Procedures.  The Compensation Committee meets in December and January each year to review and ultimately to ratify performance objectives that were established at the beginning of the year. Additionally the committee meets in February and March of each year to establish new objectives for the current year. Management is present for a portion of most committee meetings; however, the committee always holds an executive session without management present.

Summary of Compensation Objectives.

•	The total incentive award for each individual meets the Company’s objective of paying a competitive total compensation for each individual.

•	The equity awards exceeding 70% of the total incentive award meet the Company’s objective of increasing employee ownership.

Report Of The Compensation Committee

The Board’s Compensation Committee has submitted the following report for inclusion in this Proxy Statement:

The Compensation Committee is composed of three independent Directors. The committee met multiple times in 2006 and early 2007. In all these meetings there was at least a significant portion of meeting time where no management was present. The Committee has obtained survey data for other investment firms and met with consultants familiar with investment firm compensation.

The Committee has reviewed the performance of the CEO and CFO as well as the performance of the firm as a whole. The Committee established the salary and incentive payments of these two individuals and reviewed the pay of all other employees.

The Committee reviewed and approved the Compensation Disclosure and Analysis prepared by management and outside counsel. The Committee recommended that the Compensation Discussion and Analysis be included in the Company’s Proxy Statement for 2007 and incorporated by reference in the Company’s Annual Report on Form 120-K for the year ended December 31, 2006.

The foregoing report is provided by the following directors, who constitute the Compensation Committee:

Donald B. Shackelford, Chairman
David P. Lauer, CPA
Diane D. Reynolds, Esq.

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Executive Compensation Information

Summary Compensation Table.  The following table sets forth the compensation paid or payable by the Company during the calendar year ended December 31, 2006, to Mr. Dillon and Mr. Laird. The Company has no other executive officers. Additional information on the elements of compensation set forth in the table below, including a discussion of the amounts of certain components of compensation in relation to others, is available under the heading “Compensation Discussion and Analysis” above.

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal Position	Year	Salary	Bonus	Awards(1)	Awards	Compensation(2)	Earnings	Compensation(3)	Total

R.H. Dillon	2006	$360,000	$640,000(4)	$2,457,750	—	$352,250	—	$26,400	$3,836,400
President and Chief Executive Officer
James F. Laird	2006	$180,000	—	$560,000	—	$160,000	—	$21,600	$921,600
Secretary, Treasurer and Chief Financial Officer

(1)	The amount shown is the expense, determined under FAS 123R, incurred by us and recognized in our 2006 financial statements for shares awarded to Messrs. Dillon and Laird under our 2005 Employee and Directors Equity Incentive Plan as partial payment for amounts earned under our 2006 annual incentive plan. On January 31, 2007, Mr. Dillon was awarded 25,000 fully vested shares that are restricted from sale for three years. On January 31, 2007, Mr. Laird was awarded 2,797 fully vested shares that are restricted from sale for one year and on January 31, 2007, and February 14, 2007, was awarded 1,678 and 1,137 fully vested shares, respectively, that are restricted from sale for three years. For more information on the expensing of these awards, please see note 5 to our financial statements contained in our Form 10-K for the year ended December 31, 2006.

(2)	Represents cash awards paid to Messrs. Dillon and Laird as partial payment for amounts earned under our 2006 annual incentive plan. For more information on this plan and our annual incentive compensation program, please see the information above under the heading “Compensation Discussion and Analysis.”

(3)	Consists of the value of our matching contributions to Mr. Dillon’s and Mr. Laird’s accounts under our 401(k) plan. This contribution is made only in shares of the Company and the amount is based on the fair market value of our shares on the date of contribution.

(4)	Represents a discretionary cash bonus paid to Mr. Dillon for 2006.

Grants of Plan Based Awards.  The following table sets forth information regarding annual incentive plan awards to each of the Named Executive Officers for the year ended December 31, 2006.

All Other
						All Other	Option
						Stock	Awards:
		Estimated Future Payouts			Estimated Future	Awards:	Number of	Exercise or
		Under Non-Equity Incentive			Payouts Under	Number of	Securities	Base Price
	Grant	Plan Awards(2)			Equity Incentive	Shares of	Underlying	of Option
Name	Date(1)	Threshold	Target	Maximum	Plan Awards	Stock or Units	Options	Awards

Mr. Dillon	3/31/06	$1(3)	—	$2,810,000(3)	—	—	—	—
Mr. Laird	3/31/06	$1(3)	—	$720,000(3)	—	—	—	—

(1)	On March 31, 2006, we entered into participation agreements with Messrs. Dillon and Laird under our 2006 Performance-Based Compensation Plan. The performance period for these awards was the 2006 fiscal year. These awards were granted in accordance with Section 162(m) of the Internal Revenue Code so amounts paid are deductible by us as compensation. The performance conditions applicable to these awards are discussed in the “Compensation Discussion and Analysis” above.

(2)	Because the bonus is based on performance criteria, partial satisfaction could result in a payment as little as one dollar, ranging all the way to the maximum depending on the extent to which performance goals are met. The maximum is the largest amount that could have been earned for fiscal 2006, which was the performance period

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for the awards, upon the satisfaction of all of the performance goals specified in the participation agreement. Because the amount of the award earned varies based upon the extent of satisfaction of the performance goals, there is no specified target amount.

(3)	Each of Mr. Dillon and Mr. Laird earned the maximum amount available to him under our annual incentive plan for 2006. Once earned, this amount is paid, at the discretion of the Compensation Committee, partially in cash and partially in our shares. The majority of the award is paid in shares of the Company. The shares awarded to Messrs. Dillon and Laird were awarded under our 2005 Employee and Directors Equity Incentive Plan. The allocation of the payments to Mr. Dillon and Mr. Laird in cash and shares is reflected in the Summary Compensation Table above in the columns “Stock Awards” and “Non-Equity Incentive Plan Compensation”.

Outstanding Equity Awards at December 31, 2006.  The following table sets forth information regarding the outstanding equity awards held by Mr. Dillon and Mr. Laird as of December 31, 2006.

	Option/Warrant Awards					Stock Awards
			Equity					Equity	Equity Incentive
			Incentive					Incentive	Plan Awards:
			Plan					Plan Awards:	Market or Payout
	Number		Awards:				Market	Number of	Value of
	of	Number of	Number			Number of	Value of	Unearned	Unearned Shares,
	Securities	Securities	of Securities			Shares or	Shares or	Shares, Units	Units or
	Underlying	Underlying	Underlying			Units of	Units of	or Other	Other
	Unexercised	Unexercised	Unexercised	Option	Option/	Stock That	Stock That	Rights That	Rights That
	Options/	Options/	Unearned	Exercise	Warrant	Have Not	Have Not	Have	Have
	Warrants (#)	Warrants (#)	Options	Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)

Mr. Dillon(1)	200,000	—	—	8.00	05/11/2010	—	—	—	—
	20,000	—	—	28.10	12/20/2010	—	—	—	—
Mr. Laird(2)	60,000	—	—	5.25	07/16/2011	—	—	—	—
	2,500	—	—	28.10	12/20/2010	—	—	—	—

(1)	As of December 31, 2006, Mr. Dillon held 200,000 warrants to purchase our shares at a price of $8.00 per share and 20,000 options to purchase our shares at $28.10 per share. Mr. Dillon exercised 100,000 warrants on January 3, 2007 and 100,000 warrants on February 20, 2007, and 16,500 options on February 16, 2007.

(2)	Mr. Laird exercised 15,000 options at an exercise price of $5.25 on January 3, 2007 and 15,000 options at an exercise price of $5.25 on February 12, 2007.

Option Exercises and Stock Vested.  The table below sets forth information regarding the vesting during 2006 of stock awards made to Mr. Dillon and Mr. Laird. Neither Mr. Dillon nor Mr. Laird exercised any options during 2006.

	Option Awards		Stock Awards(1)
	Number of Shares	Value Realized	Number of Shares	Value Realized
Name	Acquired on Exercise	on Exercise	Acquired on Vesting	on Vesting

Mr. Dillon	—	—	25,000	$2,457,750(2)
Mr. Laird	—	—	5,612	$560,000(2)

(1)	Reflects stock awards under our 2005 Employee and Directors Equity Incentive Plan to Messrs. Dillon and Laird as partial payment for amounts earned under our 2006 annual incentive plan. These awards were immediately vested on the date of grant, although are restricted from sale for periods of one or three years. For more information on these awards see the Summary Compensation Table and the Grants of Plan-Based Awards Table above.

(2)	Value realized was calculated by multiplying the number of shares awarded by the closing price of our shares on the date of the award.

Pension Plans and Non-Qualified Deferred Compensation. We do not maintain any pension plans or non-qualified deferred compensation programs for our executives or employees.

Employment Agreements and Change In Control Benefits.  We currently have employment agreements with our Named Executive Officers, Messrs. Dillon and Laird. Descriptions of their agreements are set forth below.

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Employment Agreement with Mr. Dillon.  In August 2006, we entered into an employment agreement with Mr. Dillon, the Company’s President and Chief Executive Officer. The agreement has a current expiration date of January 1, 2011, although it may be extended after such time by the mutual agreement of us and Mr. Dillon. The agreement provides for an annual salary of $360,000, which may be increased by the Board annually, plus participation by Mr. Dillon in our annual incentive plan and well as health insurance, six weeks paid vacation annually and participation in other benefit programs we offer to our employees. The agreement also restricts Mr. Dillon from competing with us during the term of the agreement and for one year following termination of his employment and provides that he will at all times maintain the confidentiality of our information.

If we terminate Mr. Dillon’s employment without cause, he is entitled to the following payments, which are quantified to reflect the amounts he would have received had his employment been terminated at December 31, 2006:

•	his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2006);

•	payments, if any, under our benefit plans and programs in effect at the time. We currently have no benefit plans that would result in payments upon termination;

•	a single lump sum payment equal to six months base salary at his annual salary rate in effect at the date of termination ($180,000 at December 31, 2006);

•	beginning in the seventh month after the date of termination, six monthly payments of his monthly base salary ($180,000 at December 31, 2006);

•	a pro rata portion of any amounts earned under our annual incentive plan for the year in which the termination occurs ( $2,810,000 at December 31, 2006 because the year was complete); and

•	a lump sum payment equal to the amount, if any, he received under our annual incentive plan for the preceding year ($0 at December 31, 2006, because our annual incentive plan was not in effect during fiscal 2005).

Mr. Dillon may terminate his employment with “good reason,” which generally includes reduction of his annual base salary, a reduction in his maximum potential payment under our annual incentive plan to less than 20% of the available bonus pool, permanent or consistent assignment to him of duties inconsistent with his position and authority, no longer having him report directly to the Board or a breach by us of his employment agreement. If he terminates his employment for good reason, Mr. Dillon is entitled to all of the payments referenced above, except he will not receive a pro rata portion of amounts earned under our annual incentive plan for the year in which termination occurs.

If Mr. Dillon’s employment terminates due to his death or disability, upon the expiration of the employment agreement in accordance with its terms or we terminate Mr. Dillon for “cause,” he will be entitled to receive the payments set forth in the first two bullets above. In the event of his death or disability, he will also receive the payments in the fifth bullet above. Under the employment agreement, “cause” generally includes material violations of our employment policies, conviction of crime involving moral turpitude, violations of securities or investment adviser laws, causing us to violate a law which may result in penalties exceeding $250,000, materially breaching the employment agreement or fraud, willful misconduct or gross negligence in carrying out his duties.

Mr. Dillon will not receive any payments solely due to a change in control. However, if within 24 months after the occurrence of a change in control Mr. Dillon’s employment is terminated for any reason other than his disability, for cause or by him for good reason, he will be entitled to the following payment from us or our successor:

•	his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2006);

•	payments, if any, under our benefit plans and programs in effect at the time. We currently have no benefit plans that would result in payments upon termination;

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•	a single lump sum payment equal to his annual base salary and incentive plan compensation payable to him for our most recently completed fiscal year ($360,000 at December 31, 2006, because we did not have our annual incentive plan in effect in 2005); and

•	a single lump sum payment equal to 12 months of premium payments for coverage for Mr. Dillon and his family under our group health plan ($3,924 at December 31, 2006).

If any payments to Mr. Dillon in connection with a change in control would constitute excess parachute payments under applicable tax laws, the benefits Mr. Dillon will receive will be reduced to an amount $1 less than the amount that would be an excess parachute payment.

Employment Agreement with Mr. Laird.  In October 2001, we entered into an employment agreement with Mr. Laird, our Chief Financial Officer, Secretary and Treasurer, which, unless otherwise terminated, automatically renews for a one-year period. The current expiration date of this agreement is July 17, 2007. Mr. Laird’s current annual salary under the agreement is $180,000.

If Mr. Laird’s employment is terminated for cause or by him without good reason, he will be entitled to only his earned but unpaid base salary as of the date of termination. If Mr. Laird’s employment is terminated without “cause” or by Mr. Laird for “good reason,” (including after a change in control) he is entitled to the following payments, which are quantified to reflect the amounts he would have received had his employment been terminated at December 31, 2006:

•	his accrued but unpaid salary as of the termination date ($0 at December 31, 2006); and

•	a payment equal to one year’s salary ($180,000 at December 31, 2006), reduced by the amount of any employment compensation earned by him elsewhere on or after the beginning of the sixth calendar month following the effective date of the termination or resignation.

Under Mr. Laird’s agreement, “cause” generally includes causing us to violate laws which could result civil or criminal penalties to us or the Board, violating our established employment policies, failing to follow the directions of the Board and competing with us or disclosing out confidential information. “Good reason” will generally arise if Mr. Laird has a reduction in title, experiences a reduction in or nonpayment of his salary, he becomes disabled. Additionally, good reason will be deemed to exist for one year following a change in control.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our securities, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 or Form 5. Executive officers, directors and persons who beneficially own more than ten percent of our securities are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of Forms 3, 4 and 5 furnished to us and a statement by these persons that no other Section 16(a) reports were required to be filed by them, we believe that there were no reports filed late during the year ended December 31, 2006.

AUDIT COMMITTEE MATTERS

Report of the Audit Committee for the Year Ended December 31, 2006

Our Audit Committee is comprised of three independent directors operating under a written charter adopted by the Board. Annually, the Audit Committee engages the Company’s independent registered public accounting firm. Plante & Moran, PLLC (“Plante & Moran”) served as our independent registered public accounting firm for the year ended December 31, 2006.

Management is responsible for preparation of the Company’s financial statements and for designing and maintaining the Company’s systems of internal controls and financial reporting processes. Our independent registered public accounting firm is responsible for performing an audit of the Company’s consolidated financial statements in accordance with generally accepted auditing principles and issuing reports on the Company’s

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financial statements and on management’s assessment of the effectiveness of the Company’s internal controls. The Audit Committee’s responsibility is to provide independent, objective oversight of these processes.

Pursuant to this responsibility, the Audit Committee met with management and Plante & Moran throughout the year. The Audit Committee reviewed the audit plan and scope with Plante & Moran and discussed with them the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. The Audit Committee also met with Plante & Moran without management present to discuss the results of their audit work, their evaluation of the Company’s system of internal controls and the quality of the Company’s financial reporting.

In addition, the Audit Committee has discussed with Plante & Moran their independence from the Company and its management, including the matters in written disclosures and letters to the Company from Plante & Moran required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended.

Management has represented to the Audit Committee that the Company’s consolidated financial statements for the year ended December 31, 2006, were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and Plante & Moran. Based on the Audit Committee’s discussions with management and Plante & Moran and review of Plante & Moran’s report to the Audit Committee, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors of the Company:

David P. Lauer, Chairman
Dr. James G. Mathias
Diane D. Reynolds

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Resignation of Former Auditor and Engagement of New Auditor

On August 11, 2005, BKR Longanbach Giusti, LLC (“BKR”) informed the Audit Committee that it would resign as our independent registered public accounting firm effective August 12, 2005, following the completion of their review of our financial statements to be included in our Quarterly Report on Form 10-QSB for the three months ended June 30, 2005. BKR resigned due to its intention to withdraw its registration from the Public Company Accounting Oversight Board (“PCAOB”) due to a pending merger of their firm with another firm.

BKR’s reports on our financial statements for the fiscal years ended December 31, 2003 and 2004 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. Further, during the fiscal years ended December 31, 2003 and 2004 and through August 12, 2005, there were no disagreements with BKR on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BKR would have caused such firm to make reference thereto in connection with its reports on our financial statements for such years. During the two most recent fiscal years and through August 12, 2005, there were no reportable events as defined in Item 304(a)(1)(v) of SEC Regulation S-K.

On November 2, 2005, the Audit Committee engaged Plante & Moran as our independent registered public accounting firm. During our fiscal years ended December 31, 2004 and 2003, and during the subsequent interim periods preceding the resignation of BKR, we had not consulted with Plante & Moran regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements or (ii) any matter that was either the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

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Selection of Auditor for 2007

The Audit Committee has selected Plante & Moran as our independent registered public accounting firm for the 2007 fiscal year and to audit our financial statements for the year ended December 31, 2006. A representative of Plante & Moran is expected to be present at the Annual Meeting to respond to appropriate questions and to make such statements as he or she may desire.

Fees of Independent Registered Public Accounting Firms

For the years ended December 31, 2006 and 2005, Plante & Moran billed the following fees to us:

	Year Ended	Year Ended
	12/31/2006	12/31/2005

Audit fees(1)	$51,200	$28,250
Audit-related fees	2,430	—
Tax fees(2)	7,300	10,125
All other fees	—	—

Total Plante & Moran fees	$60,930	$38,375

(1)	The audit fees for the years ended December 31, 2006 and 2005, respectively, were for professional services rendered for the audit of our annual financial statements, reviews of our quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.

(2)	The tax fees for the years ended December 31, 2006 and 2005, respectively, were for services related to tax compliance, tax advice and tax planning including the preparation of tax returns and assistance with tax audits.

For the years ended December 31, 2006 and 2005, BKR billed the following fees to us:

	Year Ended	Year Ended
	12/31/2006	12/31/2005

Audit fees(1)	$—	$2,800
Audit-related fees(2)	—	1,120
Tax fees(3)	—	100
All other fees	—	—

Total BKR fees	$—	$4,020

(1)	The audit fees for the years ended December 31, 2005, were for professional services rendered for the audit of our annual financial statements, reviews of our quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.

(2)	The audit related fees for the year ended December 31, 2005, were for assurance and related services that are reasonably related to the performance of the audit of our annual financial statements and reviews of our quarterly financial statements, including fees for accounting research.

(3)	The tax fees for the years ended December 31, 2005, were for services related to tax compliance, tax advice and tax planning, including the preparation of tax returns and assistance with tax audits.

It is the Audit Committee’s policy to pre-approve the services of our independent registered public accounting firm and present that approval to the Board. For the years ended December 31, 2006 and 2005, all of such services were pre-approved by the Audit Committee.

SHAREHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC rules and our Code of Regulations. Should a shareholder wish to have a proposal appear in our Proxy Statement for next year’s annual meeting, under applicable SEC rules, the proposal must be received by our Secretary on or

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before December 8, 2007, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at next year’s annual meeting but does not intend to seek the inclusion of such proposal in our Proxy Statement, such proposal must be received by us prior to February 21, 2008, or our management proxies will be entitled to use discretionary voting authority should such proposal be raised without any discussion of the matter in the Proxy Statement. Our address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials (i.e., annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as “householding,” would generally permit us to send a single annual report and a single proxy statement to any household at which two or more different shareholders reside if we believe such shareholders share the same address, unless the shareholder(s) have opted out of the householding process. Each shareholder would continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces our expenses. We have instituted householding. If (i) you wish to receive a separate annual reports or proxy statements, either this year or in the future, or (ii) if members of your household receive multiple copies of our annual report and proxy statement and you wish to request householding, you may contact our transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, New York, New York 10004, or write to Mr. James Laird at our address at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

In addition, many brokerage firms and other holders of record have instituted householding. If your family has one or more “street name” accounts under which our shares are beneficially owned, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or our Annual Report on Form 10-K for the 2006 fiscal year or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

The Board knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such matters in accordance with their best judgment.

The prompt completion, execution, and delivery of your proxy card or your submission of voting instructions electronically over the Internet or by telephone will be appreciated. Whether or not you expect to attend the Annual Meeting, please complete and sign the Proxy and return it in the enclosed envelope, or vote your proxy electronically via the Internet or telephonically.

By Order of the Board of Directors

James F. Laird
Secretary
April 7, 2007

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Exhibit A

Compensation Committee Charter

Adopted August 2005

I.	PREAMBLE

The Board of Directors of Diamond Hill (the “Company”) recognizes its oversight and guidance role within the Company. The Compensation Committee is a committee utilized by the Board of Directors in the fulfillment of this oversight and guidance role.

II.	PURPOSE OF THE COMMITTEE

The Compensation Committee shall assist the Board of Directors of the Company in the discharge of its responsibilities relating to compensation programs of the Company concerning the Company’s executive officers and directors, including executive compensation, compensation deferral plans, stock incentive and option plans, performance incentive award programs, fringe benefit plans of the principal corporate officers and other employee plans. The Compensation Committee will fulfill these responsibilities and duties primarily by carrying out the activities enumerated in this Charter.

III.	COMPOSITION AND ORGANIZATION

The Compensation Committee shall be comprised of at least three directors as determined by the Board of Directors of the Company, each of whom shall be: (i) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended; (iii) “independent” under prevailing applicable rules and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment as a Committee member; and (iv) selected and retained in compliance with all applicable rules, regulations and statutes. The Compensation Committee members shall be appointed for one-year terms at the annual meeting of the Board of Directors and shall serve until a replacement for each such member is duly elected and qualified or until such member’s resignation or removal from the Board of Directors or the Compensation Committee.

IV.	MEETINGS

The Compensation Committee shall meet as needed, but no less than once per year. The Compensation Committee shall be chaired by one of its members, appointed by the Board of Directors. If the Board of Directors does not appoint a Chairperson or if the Chairperson is not present at the meeting, the members of the Compensation Committee may designate a Chairperson by majority vote of the full Compensation Committee membership, or those members present, as the case may be. The Compensation Committee shall hold executive sessions as necessary and/or as convened by the Chairman of the Compensation Committee. A majority of the Compensation Committee members shall constitute a quorum for the transaction of business.

The Compensation Committee may act by a majority of its members at a meeting. The Compensation Committee may also take action by unanimous written consent or by conference communication by means of telephone. The Compensation Committee shall keep a record of its actions and proceedings, and the Chairman of the Compensation Committee shall make a report thereof from time to time to the Board of Directors.

The compensation of the Chief Executive Officer (“CEO”) and all other officers (as that term is defined by Rule 16a-1(f) under the Exchange Act) must be determined by the Compensation Committee voting in executive session. The CEO may not be present during the Compensation Committee’s deliberations regarding his compensation, but may be present during the Compensation Committee’s deliberations regarding the compensation of all other officers of the Company. In any event, the CEO may not be present during voting on the compensation of any of the officers of the Company.

V.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, as described in Section II above, the Compensation Committee shall:

•	With respect to the determination of executive compensation:

•	Recommend to the Board of Directors the salaries, bonuses, ownership incentives and other significant benefits provided for the principal corporate officers of the Company.

•	Specifically with respect to the CEO, review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate his performance in light thereof, and consider identified and other factors related to the performance of the Company in determining a recommendation to the Board of Directors on the compensation level of such executive;

•	Review and recommend to the Board of Directors the overall compensation of each newly elected principal corporate officer;

•	Evaluate on a periodic basis the competitiveness of the compensation of principal corporate officers and senior management of the Company; and

•	Establish, administer and maintain performance-based compensation programs under Section 162(m) of the Internal Revenue Code.

•	With respect to incentive compensation plans, fringe benefits plans, deferred compensation plans, supplemental savings plans, and other equity compensation plans in which the CEO, other principal corporate officers. and the non-employee directors of the Company participate (the “Plans”), to the extent permitted by law and subject to the terms of the Plans:

•	Review, approve and make recommendations to the Board of Directors regarding functional improvements or changes to the Plans or adoption of new plans when appropriate;

•	Evaluate on a periodic basis the competitiveness of the Plans;

•	Specifically with respect to the CEO, review and approve corporate goals and objectives relevant to the CEO and evaluate his and the Company’s performance taking into account prior awards and consider identified and other factors related to the performance of the Company in determining recommendations to the Board of Directors on the grants and awards to such executive under the Plans.

•	With respect to employee retirement plans and employee welfare benefit plans (i.e., medical, life insurance, etc. (the “Benefit Plans”), evaluate on a periodic basis the competitiveness of the Benefit Plans and recommend to the Board of Directors adoption of amendments to the Benefit Plans involving significant changes or improvements to the extent permitted by law and subject to the terms of the Benefit Plans.

•	Periodically review and approve stock ownership guidelines for, and review the stock ownership of, principal corporate officers and senior management of the Company.

•	Produce a summary report on executive compensation annually, as needed, for inclusion in the proxy statement of the Company in accordance with applicable law, rules and regulations.

•	If appropriate, select, retain and, if warranted, replace or terminate compensation and benefits consultants to provide independent advice to the Compensation Committee. The Compensation Committee shall have sole authority to engage any such consultants, if deemed desirable or beneficial, and shall approve, in its sole discretion, the consultant’s fees and other terms of any such engagement. The Compensation Committee may, in its discretion, consult with management of the Company prior to the engagement of any such consultant.

•	From time to time, the Compensation Committee, as it deems appropriate, shall make recommendations to the Board of Directors regarding other issues related to the principal corporate officers, senior management, key employees and directors of the Company, including without limitation management succession recommendations.

•	Perform such other duties and responsibilities as may be assigned to the Compensation Committee, from time to time, by the Board of Directors of the Company, the Chairman of the Board of Directors and/or the CEO of the Company.

•	Review and recommend to the Board of Directors the compensation for directors, including committee and committee chair fees and other compensation as appropriate.

•	Conduct a review and evaluation annually of the functioning of the Compensation Committee in such manner as the Compensation Committee deems appropriate.

•	Review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors for consideration by the Board of Directors any improvements to this Charter that the Compensation Committee deems necessary or appropriate.

Exhibit B

Audit Committee Charter

Revised November 2004

Organization/Purpose

The Audit Committee is a committee of the board of directors. Its primary function is to assist the Board in fulfilling their oversight responsibility for the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; and the independent auditor’s qualifications and independence. The Committee shall be members of, and appointed by, the board of directors and shall comprise directors, each of whom the Board has determined meet the independence requirements of SEC regulations and the stock exchange listing standards. All Committee members shall be financially literate, and at least one member shall be an “audit committee financial expert,” as defined by SEC regulations. The members of the Committee shall be appointed by the Board and the Board may, at any time and at its discretion, replace an Audit Committee member.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties with the Company responsible for the expense of such advisors.

Duties and Responsibilities

The primary responsibility of the Audit Committee is to oversee the company’s financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles, internal system of controls, and reporting policies that are used by the Company. The independent auditors are responsible for auditing the company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The Committee should take appropriate actions to set the overall corporate tone for quality financial reporting and sound business risk practices. The following shall be the principal duties and responsibilities of the Audit Committee. These are set forth as a guide with the understanding that the committee may supplement or alter them as appropriate.

1. Provide an open avenue of communication between the independent accountant and the board of directors.

2. Review and update the Committee’s charter annually.

3. The Committee shall be directly responsible for the appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between Management and the auditors regarding financial reporting. The independent auditor shall report directly to the Audit Committee.

4. The Committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services prescribed by law or regulation. The Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Audit Committee member to who pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

5. The Committee shall review the interim financial statements and disclosures under Management’s Discussion and Analysis or Plan of Operation with Management and the independent auditors prior to the filing of the Company’s Quarterly Report on Form 10-QSB. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

B-1

6. The Committee shall review with Management and the independent auditors the financial statements and disclosures under Management’s Discussion and Analysis or Plan of Operation to be included in the Company’s Annual Report on Form 10-KSB, including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

7. Confirm and assure the independence of the independent accountant The audit committee is responsible for ensuring it receives from the outside auditors, a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1, and the audit committee is responsible for actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to ensure the independence of the outside auditor.

8. Inquire of management and the independent auditor about significant risks or exposures and assess the steps management has taken to minimize such risk to the company.

9. Consider, in consultation with the independent auditor, the audit plan and scope.

10. Consider and review with the independent auditor: a) The adequacy of the company’s internal controls including computerized information system controls and security, b) Management’s assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditor’s report on Management’s assertion, and c) Any related significant findings and recommendations of the independent auditor together with management’s responses thereto.

11. The Committee shall receive reports on any violations of the Company’s Code of Conduct by members of the Board and associates of the Company and on any violations of the Company’s Financial Code of Ethics by the Chief Executive Officer and senior financial officers of the Company.

12. The Committee shall review the CEO and CFO’s disclosure and certifications under Section 302 of the Sarbanes-Oxley Act.

13. The Committee shall prepare an annual report to be included in the Company’s annual proxy statement as required by SEC regulations.

14. The Audit Committee will regularly report Committee actions to the board of directors with such recommendations as the Committee may deem appropriate.

15. The Committee shall meet at least annually or more frequently as circumstances require. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

16. The Committee will perform such other functions as assigned by law, the company’s charter or bylaws, or the board of directors.

17. At least annually, an Executive Session will be held with the Audit Committee and independent auditors without management present. This will provide the Audit Committee an opportunity to ask questions to the independent auditors independently of management. Upon completion of the Execution Session, management will join both parties and continue discussions.

General

In performing their responsibilities, Committee members are entitled to rely in good faith on information, opinions, reports or statements prepared or presented by:

1) One or more officers or employees of the Company whom the committee members reasonable believe to be reliable and competent in the matters presented; or

2) Counsel, independent auditors, or other persons as to matters which the Committee member reasonably believes to be within the professional or expert competence of such person.

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United States Securities and Exchange Commission
Washington, D.C. 20549
Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number 000-24498
DIAMOND HILL INVESTMENT GROUP, INC
(Exact name of registrant as specified in its charter)

Ohio	65-0190407

(State or incorporation)	(I.R.S. Employer Identification No.)

325 John H. McConnell Blvd., Suite 200, Columbus, Ohio 43215	614-255-3333

(Address of principal executive offices) (Zip Code)	(Registrant’s telephone number)
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act: Common Shares, no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Large accelerated filer ☐   Accelerated filer ☑   Non-accelerated filer ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☑
Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of $98.99 on March 13, 2007 on the NASDAQ was $183,057,000. Calculation of holdings by non-affiliates is based upon the assumption, for these purposes only, that executive officers, directors, and persons holding five percent or more of the registrant’s voting and non-voting common shares are affiliates.
2,128,349 Common Shares outstanding as of March 13, 2007 (the latest practical date).
Documents incorporated by reference: In Part III, the Definitive Proxy Statement for the 2007 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A.

Diamond Hill Investment Group, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2006
Index

PART I
Item 1. Business
Throughout this Form 10-K, the Company may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to such matters as anticipated operating results, prospects for achieving the critical threshold of assets under management, technological developments, economic trends (including interest rates and market volatility), expected transactions and acquisitions and similar matters. The words “believe,” “expect,” “anticipate,” “estimate,” “should” and similar expressions identify forward-looking statements that speak only as of the date thereof. While the Company believes that the assumptions underlying its forward-looking statements are reasonable, investors are cautioned that any of the assumptions could prove to be inaccurate and accordingly, the actual results and experiences of the Company could differ materially from the anticipated results or other expectations expressed by the Company in its forward-looking statements. Factors that could cause such actual results or experiences to differ from results discussed in the forward-looking statements include, but are not limited to: the adverse effect from a decline in the securities markets; a decline in the performance of the Company’s products; changes in interest rates; a general downturn in the economy; changes in government policy and regulation, including monetary policy; changes in the Company’s ability to attract or retain key employees; unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations; and other risks identified from time-to-time in the Company’s other public documents on file with the SEC.
General
Diamond Hill Investment Group, Inc. (the “Company”), an Ohio corporation organized in 1990, derives its consolidated revenue and net income from investment advisory services provided by its subsidiary Diamond Hill Capital Management, Inc. (“DHCM”). DHCM is a registered investment adviser under the Investment Advisers Act of 1940 providing investment advisory services to individuals and institutional investors through the Diamond Hill sponsored mutual funds, separate accounts, and private investment funds (generally known as “hedge funds”). The Company was first incorporated in April 1990.
During 2004, the Company transitioned the operations and services of its broker-dealer subsidiary, Diamond Hill Securities, Inc. (“DHS”) to third party broker-dealers and to DHCM in an effort to solely focus on investment management activities. During the fourth quarter of 2004, DHS de-registered with the NASD and SEC as a broker-dealer and investment adviser. This transition had no material impact on the Company’s financial statements.
Assets Under Management
As of December 31, 2006, assets under management totaled $3.7 billion, a 142% increase from December 31, 2005. The following tables show assets under management by product and investment objective for the dates indicated:

	Assets Under Management by Product
	As of December 31,
(in millions)	2006	2005	2004

Mutual funds	$2,518	$907	$238
Separate accounts	875	513	265
Private investment funds	315	111	21

Total	$3,708	$1,531	$524

	Assets Under Management by Objective
	As of December 31,
(in millions)	2006	2005	2004

Small and Small-Mid Cap	$807	$406	$83
Large Cap and Select	$919	$437	$169
Long-Short	$1,720	$474	$114
Strategic and fixed income	$262	$214	$158

Total	$3,708	$1,531	$524

Investment Advisory Activities
DHCM executes its investment strategies through fundamental research and valuation disciplines. Analysts evaluate a company’s prospects based upon its current business and financial position, future growth opportunities, and management capability and strategy. The intended result is a good estimate of “intrinsic value”. Intrinsic value is the present value of all future cash flows, which we estimate the investment will generate, discounted at a rate that reflects the required return for the investment given the estimated level of risk. In other words, it is the estimated price a minority shareholder should pay in order to achieve a satisfactory or “fair” return on the investment. The estimate of intrinsic value is then compared to the current market price to evaluate whether, in the opinion of DHCM, an attractive investment opportunity exists. A proprietary valuation model, which takes into account projected cash flows for five years including a “terminal value” (the expected stock price in five years), assists in many of these intrinsic value estimations. DHCM applies an intrinsic value philosophy to the analysis of fixed income securities.
DHCM believes that although securities markets are competitive, pricing inefficiencies often exist allowing for attractive investment opportunities. Furthermore, DHCM believes that investing in securities whose market prices are significantly below DHCM’s estimate of intrinsic value (or selling short securities whose market prices are above intrinsic value) is a reliable method to achieve above average returns as well as mitigate risk.
Current portfolio strategies managed include Small Cap, Small-Mid Cap, Large Cap, Select, Long-Short, Financial Long-Short, and Strategic Income. These strategies are available on a separately managed basis and/or through a mutual fund. The Small Cap strategy was closed to new investors as of December 31, 2005.
The Company also manages three private investment funds that utilize the Long-Short strategy. These funds are offered on a private placement basis to accredited and qualified investors in the United States and around the world.
Marketing
The Company primarily generates business for all three of its product lines (mutual funds, managed accounts, and private investment funds) through financial intermediaries including independent registered investment advisors, brokers, financial planners, investment consultants and third party marketing firms.
Diamond Hill Funds
The Company’s mutual fund portfolios have, we believe, strong investment performance track records and are highly rated by third party services like Morningstar, Inc. (“Morningstar”) and Lipper Analytical, Inc. (“Lipper”). As of December 31, 2006, 100% of the Diamond Hill Funds (the “Funds”), that are eligible for a rating were rated four or five stars by Morningstar. In addition, all of the Funds with a five year track record were ranked in the top quartile of their respective Lipper categories. As a result, the Company has had success in raising assets by focusing on independent registered investment advisors and independent broker/dealers who conduct their own investment research. During 2006, the Company added resources to mutual fund distribution through wirehouse broker/dealers and 401k platforms. Below is a summary of the assets in the Funds by distribution channel as of December 31, 2006 and 2005:

	Diamond Hill Funds
	Assets by Distribution Channel
	as of December 31,
(in millions)	2006	2005

Independent registered Investment advisors and broker/dealers	$1,161	$421
Wirehouse and regional broker/dealers	917	392
Defined contribution (401k)	157	33
Institutions	132	41
Other	40	20

Total	$2,407	$907

Separate Accounts and Private Investment Funds
The Company continues to develop institutional relationships for separate account management primarily through consultant relationships, database research screens, and direct marketing. In June 2006, the Company launched two private investment funds. Both are managed in a similar fashion to the Company’s existing private investment partnership. Diamond Hill Offshore Ltd. is domiciled in the Cayman Islands for use by foreign entities and qualified U.S. entities. Diamond Hill Investment Partners II, L.P. is an Ohio limited partnership, similar to the Company’s existing partnership; however, it is designed for institutions and “super-accredited” investors. The Company has also engaged a third party placement firm to assist in raising assets in the private investment funds. To date, efforts by the third party placement firm have been successful. The third party firm earns 20% of all revenue earned from clients it introduced to the Company.
Growth Prospects
As mentioned the Company’s mutual funds, separately managed accounts, and private investment funds, have strong five year investment returns that we believe compare very favorably to competitors. Investment returns have been a key driver in the success the Company has achieved in growing assets under management at a rate in excess of 100% annually in 2006, 2005, 2004 and 2003.
As a result, the Company expects to continue to invest in marketing throughout 2007 in an effort to expand distribution. Such expenditures are expected to include:
•	establishing new selling relationships,

•	adding additional marketing and support staff,

•	attending and sponsoring booths at key industry conferences, and

•	creating additional marketing material for the funds and separately managed accounts.
The cost of these efforts could be significant but, we believe, will be proportional to the increase in revenue during 2007 and future years. There can be no assurance that these efforts will prove successful; however, given the investment results of the Funds and separately managed accounts, we believe the additional resources devoted to marketing are warranted.
Also recognizing that the Company’s primary responsibility is to investors in our Funds and our separate account clients, we will continue to invest in our investment team and close investment strategies to new investors when appropriate. For example, our Small Cap strategy was closed to new investors effective December 31, 2005. In 2006, the company substantially increased its equity investment team adding two portfolio managers, four equity research analysts and trading and technology support. A full year cost for those additions will be reflected in 2007.
We believe that one of the most important characteristics exhibited by the best investment firms is excellent investment returns for their clients over a long period of time. We are pleased that in our history as an investment advisory firm we have delivered what we believe are excellent investment returns for our clients. However, we are mindful that if we fail to do so in the future, our business growth will be negatively impacted. There are certain additional business risks that may prevent the Company from achieving the above growth prospects. These risks are detailed in Item 1A.

Competition
Competition in the area of investment management services and mutual funds is intense and the Company’s competitors include investment management firms, broker-dealers, banks and insurance companies, some of whom offer various investment alternatives. Many competitors are better known than the Company, are better capitalized, offer a broader range of investment products and have more offices, employees and sales representatives. The Company competes primarily on the basis of investment philosophy, performance and customer service.
Corporate Investment Portfolio
The Company holds investment positions in Diamond Hill Funds and its private investment funds.
Regulation
DHCM is registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”) and operates in a highly regulated environment. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, recordkeeping requirements, operational requirements and disclosure obligations. All Diamond Hill Funds are registered with the SEC under the Investment Company Act of 1940. Each fund is also required to make notice filings with all states where it is offered for sale. Virtually all aspects of the Company’s investment management business are subject to various federal and state laws and regulations. Generally, these laws and regulations are primarily intended to benefit shareholders of the funds and separate account investment clients and generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict the Company from carrying on its investment management business in the event that it fails to comply with such laws and regulations. In such event, possible sanctions which may be imposed include the suspension of individual employees, business limitations on DHCM engaging in the investment management business for specified periods of time, the revocation of DHCM’s registration as an investment adviser, and other censures or fines.
Contractual Relationships with the Diamond Hill Funds
The Company is very dependent on its contractual relationships with the Funds. In the event the advisory or administration agreements with Funds are canceled or not renewed pursuant to the terms thereof, the Company would be materially and adversely affected. The Company considers its relationship with the Funds and their Board of Trustees to be good, and it has no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there is no assurance that Funds will choose to continue their relationships with the Company. The Company generated approximately 54% of its 2006 revenues from its advisory and administrative contracts with Diamond Hill Funds.
Employees
As of December 31, 2006 the Company employed 32 full-time employees and one part-time employee. The Company generally believes that its relationship with its employees is good and does not anticipate any material change in the number of employees.
SEC Filings
This Form 10-K includes financial statements for the years ended December 31, 2006, 2005, and 2004. The Company files Forms 10-K annually with the SEC and files Forms 10-Q after each of the first three fiscal quarters. Prior to this year, the Company was a small business issuer making its annual 10-K filing on Form 10-KSB and its quarterly filings on Form 10-QSB. A copy of the Form 10-K, as filed with the SEC, will be furnished without charge to any shareholder who contacts the Company’s Secretary at 325 John H. McConnell Blvd., Suite 200, Columbus, OH 43215 or 614.255.3333. The Company also makes its SEC filings available, free of charge, on its web site at www.diamond-hill.com.

ITEM 1A: Risk Factors
An investment in the Company’s common shares involves various risks, including those mentioned below and those that are discussed from time-to-time in our other periodic filings with the SEC. Investors should carefully consider these risks, along with the other information contained in this report, before making an investment decision regarding the Company’s common shares. There may be additional risks of which we are currently unaware, or which we currently consider immaterial. All of these risks could have a material adverse effect on our financial condition, results of operations, and value of our common stock.
Investment Performance.
If we fail to deliver excellent performance for our clients, both in the short and long term, we will likely experience diminished investor interest and potentially a diminished level of AUM.
The Company’s assets under management, which impact revenue, are subject to significant fluctuations.
Substantially all revenue for the Company is calculated as percentages of assets under management or is based on the general performance of the equity securities market. A decline in securities prices or in the sale of investment products or an increase in fund redemptions generally would reduce fee income. Financial market declines or adverse changes in interest rates would generally negatively impact the level of the Company’s assets under management and consequently its revenue and net income. A recession or other economic or political events could also adversely impact the Company’s revenue if it led to a decreased demand for products, a higher redemption rate, or a decline in securities prices.
The Company’s success depends on its key personnel, and its financial performance could be negatively affected by the loss of their services.
The Company’s success depends on highly skilled personnel, including portfolio managers, research analysts, and management, many of whom have specialized expertise and extensive experience in the industry. Financial services professionals are in high demand, and the Company faces significant competition for qualified employees. With the exception of the Chief Executive Officer and Chief Financial Officer, key employees do not have employment contracts, and generally can terminate their employment at any time. We cannot assure that we will be able to retain or replace key personnel. In order to retain or replace our key personnel, we may be required to increase compensation, which would decrease net income. The loss of key personnel could damage our reputation and make it more difficult to retain and attract new employees and investors. Losses of assets from our client investors would decrease our revenues and net income, possibly materially.
The Company is subject to substantial competition in all aspects of its business.
The Company’s investment products compete against an ever-increasing number of investment products and services from:
•	asset management firms,

•	mutual fund companies,

•	commercial banks and thrift institutions,

•	insurance companies,

•	hedge funds, and

•	brokerage and investment banking firms.
Many of these financial institutions have substantially greater resources than the Company and may offer a broader range of products or operate in more markets. Some operate in a different regulatory environment which may give them certain competitive advantages in the investment products and portfolio structures that they offer. The Company competes with other providers of investment advisory services primarily based our investment performance. Some institutions have proprietary products and distribution channels that make it more difficult for us to compete with them. If current or potential customers decide to use one of our competitors, we could face a significant decline in market share, assets under management, revenues, and net income. If we are required to lower our fees in order to remain competitive, our net income could be significantly reduced because some of our expenses are fixed, especially over shorter periods of time, and others may not decrease in proportion to the decrease in revenues.

A significant portion of the Company’s revenues are based on contracts with the Diamond Hill Funds that are subject to termination without cause and on short notice.
We provide investment advisory and administrative services to the Diamond Hill Funds under various agreements. The board of each Diamond Hill Fund must annually approve the terms of the investment management and administration agreements and can terminate the agreement upon 60-day notice. If a Diamond Hill Fund seeks to lower the fees that we receive or terminate its contract with us, we would experience a decline in fees earned from the Diamond Hill Funds, which could have a material adverse effect on our revenues and net income. The Company derived 54% of its 2006 revenue from investment advisory and administration agreements with Diamond Hill Funds.
The Company’s business is subject to substantial governmental regulation.
The Company’s business is subject to variety of federal securities laws including the Investment Advisors Act of 1940, the Investment Company Act of 1940, the Securities Exchange Act of 1934, Sarbanes-Oxley Act of 2002, and the U.S. Patriot Act of 2001. In addition, the Company is subject to significant regulation and oversight by the SEC and NASD. Changes in legal, regulatory, accounting, tax and compliance requirements could have a significant effect on the Company’s operations and results, including but not limited to increased expenses and reduced investor interest in certain funds and other investment products offered by the Company. The Company continually monitors legislative, tax, regulatory, accounting, and compliance developments that could impact its business.
We will continue to seek to understand, evaluate and when possible, manage and control these and other business risks.
ITEM 1B: Unresolved Staff Comments - None
ITEM 2: Description of Property
The Company leases approximately 14,187 square feet of office space at 325 John H. McConnell Blvd, Suite 200, Columbus, Ohio 43215 under an operating lease agreement which terminates on July 31, 2013.
The Company’s current policy is not to invest in real estate or interests in real estate primarily for possible capital gain or primarily for income. We do not invest in real estate mortgages or securities of entities primarily engaged in real estate activities.
ITEM 3: Legal Proceedings
The Company is currently not engaged in any litigation or other legal proceedings.
ITEM 4: Submission of Matters to a Vote of Security Holders
There were no matters submitted during the most recent quarter to a vote of security holders.
PART II
ITEM 5: Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
The Company’s common shares trade on the NASDAQ Capital Market under the symbol DHIL. The following table sets forth the high and low sale and closing prices each quarter since during 2006 and 2005:

The following performance graph compares the total shareholder return of an investment in Diamond Hill’s Common Stock to that of the Russell MicrocapTM Index, and to two separate peer group indexes of publicly traded asset management firms for the five-year period ending on December 31, 2006. The graph assumes that the value of the investment in Diamond Hill’s Common Stock and each index was $100 on December 31, 2001. Total return includes reinvestment of all dividends. According to Russell, the MicrocapTM Index makes up less than 3% of the U.S. equity market and is a market-value-weighted index of the smallest 1,000 securities in the small-cap Russell 2000 Index plus the next 1,000 securities. Peer Group returns are weighted by the market capitalization of each firm at the beginning of each measurement period. The historical information set forth below is not necessarily indicative of future performance. Diamond Hill does not make or endorse any predictions as to future stock performance.

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Diamond Hill Investment Group, Inc.	100	98	174	419	783	2,093
Russell Microcap TM Index	100	84	140	159	163	190
Peer Group *	100	65	82	96	106	125

*	The following companies are included in the Peer Group: Westwood Holdings Group, Inc.; U.S. Global Investors, Inc.; GAMCO Investors, Inc.; Waddell & Reed Financial, Inc.; Affiliated Managers Group, Inc.; Federated Investors, Inc.; Janus Capital Group, Inc.; Eaton Vance Corp.

	2006			2005
	High Price	Low Price	Close Price	High Price	Low Price	Close Price
Quarter ended:
March 31	$46.33	$29.75	$41.22	$20.40	$16.41	$18.48
June 30	$52.00	$36.38	$47.03	$22.00	$14.01	$17.50
September 30	$67.44	$44.00	$63.25	$30.50	$17.00	$25.85
December 31	$89.30	$56.25	$83.73	$37.75	$24.78	$31.30
Due to the relatively low volume of traded shares, quoted prices cannot be considered indicative of any viable market for such shares. During the years ended December 31, 2006, and 2005, approximately 1,079,800 and 653,700, respectively, of the Company’s Common Shares were traded.
The approximate number of registered holders of record of the Company’s common shares at December 31, 2006 was 250. Many of the shares are held in street nominee name and management believes the number of beneficial holders of the Company’s common shares as of December 31, 2006 were approximately 2,100. The Company has not paid any dividends during the last two fiscal years and has no present intention of paying dividends.
The Company did not repurchase any of its common shares during 2006 or 2005.

ITEM 6: Selected Financial Data
The following selected financial data should be read in conjunction with the Company’s Consolidated Financial Statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Form 10-K.

	For the Years Ended December 31,
	2006	2005	2004	2003	2002

Income Statement Data (in thousands):
Net revenues	$31,905	$10,246	$2,774	$1,161	$669
Net operating income (loss)	9,769	1,394	(664)	(1,394)	(2,397)
Net income (loss)	8,065	3,651	(177)	(994)	(2,464)

Earnings Per Share:
Basic	$4.51	$2.21	$(0.11)	$(0.68)	$(1.73)
Diluted	3.63	1.83	(0.11)	(0.68)	(1.73)

Weighted Average Shares Outstanding
Basic	1,787,390	1,654,935	1,566,385	1,458,264	1,424,602
Diluted	2,219,580	1,996,176	1,566,385	1,458,264	1,424,602

	At December 31,
	2006	2005	2004	2003	2002

Balance Sheet Data (in thousands):
Total assets	$37,236	$12,748	$3,968	$3,314	$3,893
Long-term debt	—	—	—	—	—
Shareholders equity	20,483	10,861	3,566	3,175	3,637

Assets Under Management (in millions):	$3,708	$1,531	$524	$250	$128

ITEM 7: Management’s Discussion and Analysis of Financial Condition and Results of Operation
In this section we discuss and analyze the consolidated results of operations for the past three fiscal years and other factors that may affect future financial performance. This discussion should be read in conjunction with the consolidated Financial Statements, Notes to the Consolidated Financial Statements, and Selected Financial Data.
The Company’s revenue is derived primarily from investment advisory and administration fees received from Diamond Hill Funds and investment advisory and performance incentive fees received from separate accounts and private investment funds. Investment advisory and administration fees paid to the Company are based primarily on the value of the investment portfolios managed by the Company and fluctuate with changes in the total value of the assets under management. Such fees are recognized in the period that the Company manages these assets. Performance incentive fees are earned in the amount 20% annually on the amount of client investment performance in excess of a 5% annual return hurdle. Because performance incentive fees are based primarily on the performance of client accounts, they can be volatile from period to period. The Company’s major expense is employee compensation and benefits.
The following is a summary of the firm’s assets under management (“AUM”) for each of the prior three years:

	Assets Under Management by Product
	As of December 31,
(in millions)	2006	2005	2004

Mutual funds	$2,518	$907	$238
Separate accounts	875	513	265
Private investment funds	315	111	21

Total	$3,708	$1,531	$524

Consolidated Results of Operations
The following is a discussion of the consolidated results of operations of the Company and a detailed discussion of the Company’s revenues and expenses.

	2006	2005	% Change	2005	2004	% Change

Net income (in thousands)	$8,065	$3,651	121%	$3,651	$(176,500)	n.m
Pro-forma net income (in thousands)	$8,065	$1,208	568%	$1,208	$(176,500)	n.m

Net income (loss) per share
Basic	$4.51	$2.21	104%	$2.21	$(0.11)	n.m
Pro-forma Basic	$4.51	$0.73	518%	$0.73	$(0.11)	n.m
Diluted	$3.63	$1.83	98%	$1.83	$(0.11)	n.m
Pro-forma Diluted	$3.63	$0.61	495%	$0.61	$(0.11)	n.m
Weighted average shares outstanding (in thousands)
Basic	1,787	1,655		1,655	1,566
Diluted	2,220	1,996		1,996	1,566

n.m. - not meaningful
Pro-forma net income illustrates the Company’s 2005 earnings adjusted for the impact of federal income taxes. Under GAAP, the Company recorded an income tax benefit of $1.66 million reflecting the likelihood that tax loss carryforwards would be utilized in future years. Therefore, under GAAP, the Company did not incur income tax expense in 2005 despite $1.989 million in net income before tax and, instead, recorded an income tax benefit for the year. Pro forma earnings, which the Company believes are useful for readers of the financial statements to ascertain the underlying profitability of the Company, do not include the tax benefit of $1.66 million but instead reflect income tax expense of $781 thousand assuming the Company paid federal and city income tax on taxable income. The Company does not use the pro-forma net income or pro-forma earnings amounts for any other purpose.
Year ended December 31, 2006 compared with Year Ended December 31, 2005
The Company posted net income of $8,065,133 ($3.63 per diluted share) for the year ended December 31, 2006, compared with pro-forma net income of $1,208,206 ($0.61 per diluted share) for the year ended December 31, 2005. The increase in profitability is primarily attributable to the following factors:
•	The Company’s investment advisory fee and mutual fund administration fee increase is substantially due an increase in AUM of $2.2 billion during 2006.

•	Performance incentive fees increased by 172% due to increase AUM and strong investment performance.

•	Investment income grew by $1.9 million due to a larger investment in the private investment funds and strong investment performance.
Operating expenses increased by 150% in 2006 primarily driven by the following:
•	Employee compensation expense increased by 163%, or $11.3 million primarily due to higher incentive compensation and an overall staff increase of 52%, primarily on the investment team.

•	Consistent with continued growth in mutual fund assets under management, mutual fund administration expense increased by 104%, or $860,496.

•	Consistent with higher investment advisory and performance incentive fees, third party distribution expenses increased by 252%, or $559,385. A large portion of this increase was related to the new third party placement firm hired during 2006 to focus on distribution of the private investment funds.
Year ended December 31, 2005 compared with Year Ended December 31, 2004
The Company posted pro-forma net income of $1,208,206 ($0.61 per diluted share) for the year ended December 31, 2005, compared with a net loss of $176,500 (($0.11) per diluted share) for the year ended December 31, 2004. The increase in profitability is primarily attributable to increased investment advisory and performance incentive fees due to $1 billion in additional AUM. The profitability increase was offset by an increase in incentive compensation.

Revenue

(in Thousands)	2006	2005	% Change	2005	2004	% Change

Investment advisory	20,247	6,489	212%	6,489	2,290	183%
Performance incentive	7,947	2,916	173%	2,916	195	1395%
Mutual fund administration, net	3,710	841	341%	841	289	191%
Total	31,904	10,246	211%	10,246	2,774	269%

As a percent of total 2006 revenues, investment advisory fees account for 63%, performance incentive fees account for 25%, and mutual fund administration makes up the remaining 12%.
Investment Advisory Fees. Investment advisory fees are calculated as a percent of average net assets under management at various levels depending on the investment product. The Company’s average advisory fee rate for the year ended December 31, 2006 was 0.76% compared to 0.72% for the year ended December 31, 2005. This increase was mainly due to the increase in assets under management in the long-short products, which have a higher advisory fee. The overall increase in investment advisory fees was primarily due to an increase in AUM of $2.2 billion in 2006 and $1 billion in 2005. The largest increase in 2006 came from the Diamond Hill Long-Short fund which increased $924 million, or 300% over 2005. The largest increase in 2005 came from the Diamond Hill Small Cap fund which increased $315 million, or 445% over 2004.
Performance Incentive Fees. Performance incentive fees are equal to 20% of the performance increase in client accounts after a 5% annual hurdle is achieved. The fees are dependent on both assets under management and absolute investment performance in client accounts and can be volatile from period to period. Incentive fee AUM totaled $374 million at December 31, 2006 compared to $117 million at the end of 2005. Strong investment performance coupled with a 220% increase in incentive fee AUM contributed to the $5 million increase in fees for 2006 compared to 2005. In June 2006, the Company launched two private investment funds, which provide for an incentive fee. In conjunction with the launch of these two funds, a third party placement firm was hired to market the new funds as well as the Company’s existing private investment fund. To date efforts by the third party placement firm have been successful.
Mutual Fund Administration Fees. Mutual fund administration fees are calculated as a percent of average net assets under administration in the Diamond Hill Funds. The Company earns 0.36% on Class A and Class C shares and 0.18% on Class I shares. As assets in the Funds have grown the Company has realized certain economies of scale; and as a result, the Company has lowered its administration fees by approximately 10% in each of the last two years to pass on those economies of scale to fund shareholders. The Company expects to lower its administration fees again effective April 30, 2007. Despite lowering fees by 10% during 2006, fund administration revenues increased by $2.9 million over 2005.

Expenses

(in Thousands)	2006	2005	% Change	2005	2004	% Change

Compensation and related costs	18,148	6,878	164%	6,878	2,277	202%
General and administrative	1,137	679	67%	679	501	36%
Sales and marketing	384	248	55%	248	191	30%
Third party distribution	781	222	252%	222	16	1288%
Mutual fund administration	1,686	825	104%	825	453	82%
Total	22,136	8,852	150%	8,852	3,438	157%

Compensation and Related Costs. Employee compensation and benefits increased by $11.3 million, or 164%, in 2006 and $4.6 million, or 202% in 2005, primarily due to incentive bonuses associated with strong long-term investment performance and a 52% increase in staff, primarily on the investment team.
General and Administrative. The increase in general and administrative expenses of $458 thousand, or 67%, resulted from increased legal and audit fees related to Sarbanes-Oxley, additional investment research costs, and additional rent expense associated with the larger office space the Company moved into during 2006.
Sales and Marketing. Sales and marketing expenses increased by $136 thousand, or 55% during 2006. This increase was primarily due to increased expense related to marketing materials and additional travel expense incurred related to new business attained during the year. Meals and entertainment were flat year over year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. Substantially all of this expense in 2006, 2005, and 2004 is related to new client investments in the Company’s private investment funds. The year over year increases directly correspond to the increase in investment advisory and performance incentive fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expense increased by $860 thousand and $372 thousand in 2006 and 2005, respectively. A large portion of mutual fund administration expense is calculated based on a percent of assets under administration in the Diamond Hill Funds. The year over year increases are consistent with the continued growth in assets under administration.
Liquidity and Capital Resources
The Company’s entire investment portfolio is in readily marketable securities, which provide for cash liquidity, if needed, within three business days. Investments in mutual funds are valued at their current net asset value. Investments in private investment funds are valued based on readily available market quotations. Inflation is expected to have no material impact on the Company’s performance.
As of December 31, 2006, the Company had working capital of approximately $19.1 million compared to $8.4 million at December 31, 2005. Working capital includes cash, securities owned and accounts and notes receivable, net of all liabilities. The Company has no debt and its available working capital is expected to be sufficient to cover current expenses. The Company does not expect any material capital expenditures during 2007; however, capital levels are expected to be impacted by future stock-based option and warrant exercises.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk
Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines in financial market values directly and negatively impact our investment advisory revenues and net income.
The Company invests in Diamond Hill Funds and its private investment funds, which are market risk sensitive financial instruments. These investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair value. Each equity fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices. The bond fund is also subject to market risk which may arise from changes in equity prices, credit ratings and interest rates. Market prices fluctuate and the amount realized upon subsequent sale may differ significantly from the reported market value.
The table below summarizes the Company’s market risks as of December 31, 2006, and shows the effects of a hypothetical 10% increase and decrease in equity and bond fund investments.

		Fair Value Assuming a	Fair Value Assuming a
	Fair Value as of	Hypothetical 10%	Hypothetical 10%
	December 31, 2006	Increase	Decrease

Equity fund investments	$16,192,613	$17,811,874	$14,573,352
Bond fund investments	2,916,069	3,207,676	2,624,462

Total	$19,108,682	$21,019,550	$17,197,814

ITEM 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting
Firm on Consolidated Financial Statements
The Shareholders and Board of Directors of
Diamond Hill Investment Group, Inc:
We have audited the consolidated balance sheet of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statement of income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2004, were audited by other auditors whose report dated January 20, 2005, expressed an unqualified opinion on those statements.
We have conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2007, expressed an unqualified opinion thereon.
/s/ Plante & Moran, PLLC
Columbus, Ohio
March 6, 2007

The report that appears below is a copy of the report issued by the Company’s previous independent auditor, BKR Longanbach Giusti, LLC. That firm has discontinued performing auditing and accounting services and is no longer registered with the Public Company Accounting Oversight Board.
Report of Independent Registered Public Accounting Firm
To the shareholders and Board of Directors of
Diamond Hill Investment Group, Inc.
We have audited the consolidated statements of income, changes in shareholders’ equity and cash flows of Diamond Hill Investment Group, Inc. and its subsidiaries for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We have conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Diamond Hill Investment Group, Inc. and its subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ BKR Longanbach Giusti, LLC
Columbus, Ohio
January 20, 2005

Diamond Hill Investment Group, Inc.
Consolidated Balance Sheets

	December 31,
	2006	2005
ASSETS
Cash and cash equivalents	$9,836,989	$2,532,334
Investment portfolio	19,108,682	5,855,370
Accounts receivable	6,924,008	1,897,701
Prepaid expenses	869,501	580,109
Fixed assets, net of depreciation, and other assets	497,297	111,863
Deferred taxes	—	1,770,132

Total assets	$37,236,477	$12,747,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	1,217,114	336,497
Accrued incentive compensation	13,637,000	1,550,000
Deferred taxes	1,899,106	—

Total Liabilities	16,753,220	1,886,497

Commitments and contingencies	—	—

Shareholders’ Equity
Common stock, no par value 7,000,000 shares authorized; 1,848,472 issued 1,838,435 outstanding at December 31, 2006 1,755,899 outstanding at December 31, 2005	16,515,256	13,199,444
Preferred stock, undesignated, 1,000,000 shares authorized and unissued	—	—
Treasury stock, at cost 10,037 shares at December 31, 2006 72,073 shares at December 31, 2005	(95,736)	(412,370)
Deferred compensation	(2,355,499)	(292,381)
Retained earnings / (Accumulated deficit)	6,419,236	(1,633,681)

Total shareholders’ equity	20,483,257	10,861,012

Total liabilities and shareholders’ equity	$37,236,477	$12,747,509

The accompanying notes are an integral part of these financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Income

	Year Ended December 31,
	2006	2005	2004
REVENUES:
Investment advisory	$20,246,624	$6,488,767	$2,290,324
Performance incentive	7,947,434	2,915,771	194,524
Mutual fund administration, net	3,710,141	841,527	288,960

Total revenue	31,904,199	10,246,065	2,773,808

OPERATING EXPENSES:
Compensation and related costs	18,147,526	6,877,929	2,276,797
General and administrative	1,137,319	678,939	500,507
Sales and marketing	383,994	247,972	190,869
Third party distribution	781,256	221,871	16,358
Mutual fund administration	1,685,536	825,040	453,064

Total operating expenses	22,135,631	8,851,751	3,437,595

NET OPERATING INCOME (LOSS)	9,768,568	1,394,314	(663,787)

Investment Return	2,526,620	594,777	487,287

INCOME (LOSS) BEFORE TAXES	12,295,188	1,989,091	(176,500)

Income tax (provision) / benefit	(4,230,055)	1,661,675	—

NET INCOME (LOSS)	$8,065,133	$3,650,766	$(176,500)

Earnings (loss) per share
Basic	$4.51	$2.21	$(0.11)

Diluted	$3.63	$1.83	$(0.11)

Weighted average shares outstanding
Basic	1,787,390	1,654,935	1,566,385

Diluted	2,219,580	1,996,176	1,566,385

The accompanying notes are an integral part of these financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Shareholders’ Equity

					Retained
	Shares	Common	Treasury	Deferred	Earnings
	Outstanding	Stock	Stock	Compensation	(Deficit)	Total
Balance at January 1, 2004	1,523,999	$10,025,711	$(1,739,206)	$(3,744)	$(5,107,947)	$3,174,814
Deferred compensation	15,000	55,200	85,800	(141,000)	—	—
Recognition of current year deferred compensation	—	—	—	20,194	—	20,194
Sale of treasury stock	74,061	123,803	424,028			547,831
Net loss	—	—	—	—	(176,500)	(176,500)

Balance at December 31, 2004	1,613,060	$10,204,714	$(1,229,378)	$(124,550)	$(5,284,447)	$3,566,339
Deferred compensation	15,000	143,700	85,800	(229,500)	—	—
Recognition of current year deferred compensation	—	—	—	61,669	—	61,669
FAS 123R compensation expense	—	634,712	—	—	—	634,712
Tax benefit from options and warrants exercised	—	108,457	—	—	—	108,457
Sale of treasury stock	127,839	2,107,861	731,208	—	—	2,839,069
Net income	—	—	—	—	3,650,766	3,650,766

Balance at December 31, 2005	1,755,899	$13,199,444	$(412,370)	$(292,381)	$(1,633,681)	$10,861,012
Deferred compensation	44,482	2,246,503	160,101	(2,406,604)	—	—
Recognition of current year deferred compensation	—	—	—	343,486	—	343,486
FAS 123R compensation expense	—	27,597	—	—	—	27,597
Tax benefit from options and warrants exercised	—	426,419	—	—	—	426,419
Sale of treasury stock	34,054	525,293	156,533		(12,216)	669,610
Exercise of 4,000 warrants for common stock	4,000	90,000	—	—	—	90,000
Net income	—	—	—	—	8,065,133	8,065,133

Balance at December 31, 2006	1,838,435	$16,515,256	$(95,736)	$(2,355,499)	$6,419,236	$20,483,257

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Cash Flow

	Year Ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$8,065,133	$3,650,766	$(176,500)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation on property and equipment	69,165	39,950	40,847
Amortization of deferred compensation	343,486	61,669	20,194
(Increase) decrease in accounts receivable	(5,026,307)	(532,201)	(1,192,201)
Deferred income taxes	4,071,965	(1,661,675)	—
Stock option expense	27,597	634,712	—
(Increase) decrease in unrealized gains	(2,110,524)	(487,300)	(352,411)
Increase (decrease) in accrued liabilities	12,991,309	1,485,277	263,974
Other changes in assets and liabilities	(289,392)	(330,237)	(34,631)

Net cash provided by (used in) operating activities	18,142,432	2,860,961	(1,430,728)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(454,599)	(28,322)	(24,138)
Investment portfolio activity	(11,142,788)	(3,241,940)	958,616

Net cash (used in) provided by investing activities	(11,597,387)	(3,270,262)	934,478

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	90,000	—	—
Sale of treasury stock	669,610	2,839,069	547,831

Net cash provided by financing activities	759,610	2,839,069	547,831

CASH AND CASH EQUIVALENTS
Net change during the period	7,304,655	2,429,768	51,581
At beginning of period	2,532,334	102,566	50,985

At end of period	$9,836,989	$2,532,334	$102,566

Cash paid during the period for:
Interest	$—	$—	$1,874
Income taxes	91,000	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Notes to Consolidated Financial Statements
Note 1 Organization
Diamond Hill Investment Group, Inc. (the “Company”) was incorporated as a Florida corporation in April 1990 and in May 2002 merged into an Ohio corporation formed for the purpose of reincorporating in Ohio, where the Company’s principal place of business is located. The Company has two operating subsidiaries.
Diamond Hill Capital Management, Inc. (“DHCM”), an Ohio corporation, is a wholly owned subsidiary of the Company and a registered investment advisor. DHCM is the investment adviser to the Diamond Hill Funds (the “Funds”), a series of open-end mutual funds, private investment funds (the “Private Funds”), and also offers advisory services to institutional and individual investors.
Diamond Hill GP (Cayman) Ltd. (“DHGP”) was incorporated in the Cayman Islands as an exempted company on May 18, 2006 for the purpose of acting as the general partner of a Cayman Islands exempted limited partnership, which partnership will act as a master fund for Diamond Hill Offshore Ltd., a Cayman Islands exempted company; and Diamond Hill Investment Partners II, L.P., an Ohio limited partnership. Diamond Hill GP (Cayman) Ltd. has no operating activity.
Note 2 Significant Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. The following is a summary of the Company’s significant accounting policies:
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year financial presentation.
Principles of Consolidation
The accompanying consolidated financial statements include the operations of the Company, DHCM, and DHGP. All material inter-company transactions and balances have been eliminated in consolidation.
Segment Information
SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes disclosure requirements relating to operating segments in annual and interim financial statements. Management has determined that the Company operates in one business segment, namely as an investment adviser managing mutual funds, separate accounts, and private investment funds.
Cash and Cash Equivalents
Cash and cash equivalents include demand deposits and money market funds.
Accounts Receivable
Accounts receivable are recorded when they are due and are presented in the balance sheet, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company’s historical losses, existing conditions in the industry, and the financial stability of those individuals or entities that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2006 and 2005.

Note 2 Significant Accounting Policies (Continued)
Valuation of Investment Portfolio
Investments in mutual funds are valued at their current net asset value. Investments in Private Funds are valued based on readily available market quotations. The market value adjustments on the investments are recorded in the Consolidated Statement of Income as investment returns.
Limited Partnership Interests
DHCM is the managing member of Diamond Hill General Partner, LLC, the General Partner of Diamond Hill Investment Partners, LP (“DHIP”) and Diamond Hill Investment Partners II, LP (“DHIP II”), each a limited partnership whose underlying assets consist of marketable securities. DHCM’s investment in DHIP and DHIP II is accounted for using the equity method, under which DHCM’s share of the net earnings or losses from the partnership is reflected in income as earned and distributions received are reflected as reductions from the investment. Several board members, officers and employees of the Company invest in DHIP and DHIP II through Diamond Hill General Partner, LLC. These individuals receive no remuneration as a result of their personal investment in DHIP or DHIP II. The capital of Diamond Hill General Partner, LLC is not subject to a management fee or an incentive fee.
Property and Equipment
Property and equipment, consisting of computer equipment, furniture, and fixtures, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated lives of three to seven years.
Treasury Stock
Treasury stock purchases are accounted for under the cost method. The subsequent issuances of these shares are accounted for based on their weighted-average cost basis.
Revenue Recognition
The Company earns substantially all of its revenue from investment advisory and fund administration services. Mutual fund investment advisory and administration fees, calculated as a percentage of assets under management, are recorded as revenue as services are performed. Managed account and private investment fund clients provide for monthly or quarterly management fees, in addition to quarterly or annual performance fees.
EITF Abstract Topic No. D-96, “Accounting for Management Fees Based on a Formula,” identifies two methods by which incentive revenue may be recorded. Under “Method 1,” incentive fees are recorded at the end of the contract period; under “Method 2,” the incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen the more conservative method (“Method 1”), in which incentive fees are recorded at the end of the contract period for the specific client in which the incentive fee applies. All clients have a contractual period that ends on December 31. Some clients also have a contractual period that ends on each calendar quarter end.

Note 2 Significant Accounting Policies (Continued)
Revenue Recognition – Mutual Fund Administration
DHCM has an administrative, fund accounting and transfer agency services agreement with Diamond Hill Funds, an Ohio business trust, under which DHCM performs certain services for each series of the trust. These services include mutual fund administration, accounting, transfer agency and other related functions. For performing these services, each series of the trust compensates DHCM a fee at an annual rate of 0.36% for Class A and Class C shares and 0.18% for Class I shares times each series’ average daily net assets. In fulfilling its role under this agreement, DHCM has engaged several third-party providers, and the cost for their services is paid by DHCM. A portion of these expenses could, and are typically, paid for directly by the Funds and are classified below as “fund related.” These expenses include, among others, fund custody, registration fees, legal and audit fees. DHCM’s agreement, however, requires that DHCM pay for all fund administration expenses, including those that could be paid directly by the Funds. In addition, DHCM finances the up-front commissions paid to brokers who sell C shares of the Diamond Hill Funds. As financer, DHCM advances the commission to the selling broker at the time of sale. This commission advance is capitalized and amortized off over 12 months to correspond with the payments DHCM receives from the principal underwriter to recoup this commission payment. Mutual fund administration (“admin”) gross and net revenue are summarized below:

	Year Ended December 31,
	2006	2005	2004
Mutual fund admin revenue, gross	$5,795,110	$1,736,346	$619,835
Mutual fund admin, fund related expense	2,183,599	927,043	340,510

Mutual fund admin revenue, net of fund related expenses	3,611,511	809,303	279,325

C-Share broker commission advance repayments	1,210,697	579,285	226,661
C-Share broker commission amortization	1,112,067	547,061	217,026

C-Share financing activity, net	98,630	32,224	9,635

Mutual fund administration revenue, net	$3,710,141	$841,527	$288,960

Income Taxes
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.
In June 2006, the FASB issued interpretation No. 48, “Accounting for the Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies certain aspects of accounting for uncertain tax positions, including issues related to the recognition and measurement of those tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the potential impact of the adoption of this interpretation.
Earnings Per Share
Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of EPS that could occur if options, warrants, and restricted stock units to issue common stock were exercised.

Note 3 Investment Portfolio
As of December 31, 2006, the Company held investments worth $19.1 million and a cost basis of $16.0 million. The following table summarizes the market value of these investments over the last two fiscal years:

	Year Ended December 31,
	2006	2005
Diamond Hill Small Cap Fund	$65,371	$60,817
Diamond Hill Small-Mid Cap Fund	330,546	300,000
Diamond Hill Large Cap Fund	292,369	58,918
Diamond Hill Select Fund	342,121	300,000
Diamond Hill Long-Short Fund	295,953	60,405
Diamond Hill Financial Long-Short Fund	300,000	—
Diamond Hill Strategic Income Fund	2,916,069	1,024,171
Diamond Hill Investment Partners, L.P.	9,744,285	4,051,059
Diamond Hill Investment Partners II, L.P.	4,821,968	—

Total Investment Portfolio	$19,108,682	$5,855,370

DHCM is the managing member of the General Partner of DHIP and DHIP II, whose underlying assets consist primarily of marketable securities. The General Partner is contingently liable for all of the partnership’s liabilities. Summary financial information, including the Company’s carrying value and income from these partnerships is as follows:

	December 31,
	2006	2005	2004
Total assets	$357,375,152	$176,442,538	$40,934,365
Total liabilities	146,918,057	69,122,518	20,194,401
Net assets	210,457,095	107,320,020	20,739,964
Net income	35,961,019	20,215,378	4,519,117

DHCM’s portion of net assets	14,566,253	4,051,059	1,078,302
DHCM’s portion of net income	6,515,194	2,972,757	614,852
DHCM’s income from these partnerships includes its pro-rata capital allocation and its share of an incentive allocation from the limited partners.

Note 4 Capital Stock
Common Shares
The Company has only one class of securities, Common Shares.
Authorization of Preferred Shares
The Company’s Articles of Incorporation authorize the issuance of 1,000,000 shares of “blank check” preferred shares with such designations, rights and preferences, as may be determined from time to time by the Company’s Board of Directors. The Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting or other rights of the holders of the Common Shares. There were no shares of preferred stock issued or outstanding at December 31, 2006.
Note 5 Stock-Based Compensation
Equity Incentive Plans
2005 Employee and Director Equity Incentive Plan
At the Company’s annual shareholder meeting on May 12, 2005, shareholders approved the 2005 Employee and Director Equity Incentive Plan (“2005 Plan”). The 2005 Plan is intended to facilitate the Company’s ability to attract and retain staff, provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business. The Plan authorizes the issuance of Common Shares of the Company in various forms of stock or option grants. As of December 31, 2006 shares available for issuance under the Plan are 412,197. The Plan provides that the Board of Directors, or a committee appointed by the Board, may grant awards and otherwise administer the Plan.
1993 Non-qualified and Incentive Stock Option Plan
The Company adopted a Non-Qualified and Incentive Stock Option Plan in 1993 that authorized the grant of options to purchase an aggregate of 500,000 shares of the Company’s Common Stock. The Plan provides that the Board of Directors, or a committee appointed by the Board, may grant options and otherwise administer the Option Plan. This Plan expired by its terms in November 2003. Options outstanding under this Plan are not affected by the Plan’s expiration.
Equity Compensation Grants
On May 13, 2004 the Company’s shareholders approved terms and conditions of certain equity compensation grants to three key employees. Under the approved terms a total of 75,000 shares of restricted stock and restricted stock units were issued to the key employees on May 31, 2004. The restricted stock and restricted stock units are restricted from sale and do not vest until May 31, 2009.
401(k) Plan
The Company sponsors a 401(k) plan whereby all employees participate in the plan. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions of Common Shares of the Company with a value equal to 200 percent of the first six percent of an employee’s compensation contributed to the plan. Employees become fully vested in the matching contributions after six plan years of employment. For the years ended December 31, 2006, 2005, and 2004, expense attributable to the plan were $327,090, $238,073 and $134,478, respectively.

Note 5 Stock-Based Compensation (Continued)
Effective October 1, 2005, the Company adopted SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS 123R”). SFAS 123R requires all share-based payments to employees and directors, including grants of stock options, to be recognized as expense in the income statement based on their fair values. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R applies to the Company for options granted or modified after October 1, 2005. SFAS 123R also requires compensation cost to be recorded for prior option grants that vest after the date of adoption.
Prior to the adoption of SFAS 123R, the Company applied Accounting Principles Board Opinion No. 25 (“APB 25”) and related Interpretations in accounting for stock options and warrants issued to employees and directors. Under APB 25, only certain pro forma disclosures of fair value were required. Had compensation cost for all of the Company’s stock-based awards been determined in accordance with FAS 123R, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
	2006	2005	2004
Net income (loss), as reported	$8,065,133	$3,650,766	$(176,500)
Add:
Stock-based employee compensation expense included in reported net income, net of related tax effects	27,597	523,505	—
Deduct:
Total stock-based employee compensation expense determined under fair value based methods for all awards net of related tax effects	(27,597)	(559,139)	(103,091)

Pro forma net income (loss)	$8,065,133	$3,615,132	$(279,591)

Earnings (loss) per share:
Basic — as reported	$4.51	$2.21	$(0.11)
Basic — pro forma	$4.51	$2.18	$(0.18)
Diluted — as reported	$3.63	$1.83	$(0.11)
Diluted — pro forma	$3.63	$1.81	$(0.18)
The fair value of options granted in 2005 was $8.84. No options were granted in 2006 or 2004. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with following weighted-average assumptions:

Dividend yield:	0.0%
Expected volatility:	28%
Expected life:	5 years
Risk-free interest rate:	3.50%

Note 5 Stock-Based Compensation (Continued)
Stock option and warrant transactions under the various plans for the past three fiscal years are summarized below:

	Options		Warrants
		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding December 31, 2003	260,202	$10.58	280,400	$12.90
Granted	—	—	—	—
Expired / Forfeited	—	—	—	—
Exercised	—	—	—	—

Outstanding December 31, 2004	260,202	10.58	280,400	12.90
Exercisable December 31, 2004	154,202	14.52	280,400	12.90
Granted	71,800	28.10	—	—
Expired / Forfeited	—	—	6,000	14.38
Exercised	29,000	13.21	15,000	14.38

Outstanding December 31, 2005	303,002	14.48	259,400	12.78
Exercisable December 31, 2005	231,002	17.53	259,400	12.78
Granted	—	—	—	—
Expired / Forfeited	—	—	—	—
Exercised	19,900	12.79	10,000	17.88

Outstanding December 31, 2006	283,102	$14.60	249,400	$12.57

Exercisable December 31, 2006	243,102	$16.26	249,400	$12.57

Options and warrants outstanding and exercisable at December 31, 2006 are as follows:

Options				Warrants
	Remaining				Remaining
Number	Life	Number		Number	Life	Number
Outstanding	In Years	Exercisable	Exercise Price	Outstanding	In Years	Exercisable	Exercise Price
16,202	1.36	16,202	$73.75	11,000	0.18	11,000	$10.63
10,000	3.61	10,000	7.95	14,000	1.36	14,000	73.75
10,000	3.97	10,000	8.44	400	2.00	400	22.20
66,900	3.97	66,900	28.10	10,000	2.37	10,000	22.50
10,000	4.25	10,000	8.45	12,000	3.16	12,000	11.25
60,000	4.54	60,000	5.25	2,000	3.36	2,000	8.75
110,000	6.43	70,000	4.50	200,000	3.36	200,000	8.00

283,102	4.90	243,102		249,400	3.06	249,400

The aggregate intrinsic value of options and warrants outstanding and exercisable as of December 31, 2006 are:

Outstanding	$37,317,475
Exercisable	$34,148,275

Note 6 Operating Leases
The Company leases approximately 14,187 square feet of office space at 325 John H. McConnell Blvd, Suite 200, Columbus, Ohio 43215 under an operating lease agreement which terminates on July 31, 2013. Total lease and operating expenses for year ended December 31, 2006, 2005, and 2004 were $206,917, $139,250, and $120,000, respectively. The future minimum lease payments under the operating lease are as follows:

2007	2008	2009	2010	2011	2012	2013
$216,777	$223,870	$230,964	$238,057	$245,151	$254,018	$129,669
In addition to the above rent, the Company will also be responsible for normal operating expenses of the property. Such operating expenses were approximately $8.75 per square foot in 2006, are expected to be $9.04 in 2007 and may increase by no more than 5% annually thereafter.

Note 7 INCOME TAXES
The Company files a consolidated Federal income tax return. It is the policy of the Company to allocate the consolidated tax provision to subsidiaries as if each subsidiary’s tax liability or benefit were determined on a separate company basis. As part of the consolidated group, subsidiaries transfer to the Company their current Federal tax liability or assets.

	2006	2005	2004
Current city income tax provision (benefit)	$158,090	$—	$—
Deferred federal income tax provision (benefit)	4,071,965	(1,661,675)	—

Provision (benefit) for income taxes	$4,230,055	$(1,661,675)	$—

A reconciliation of income tax expense at the statutory federal rate to the Company’s income tax expense is as follows:

	2006	2005	2004
Income tax computed at statutory rate	$4,180,364	$676,291	$(60,010)
City income taxes, net of federal benefit	104,339	—	—
Other	(54,648)	104,594	—
Valuation allowance	—	(2,442,560)	60,010

Income tax expense (benefit)	$4,230,055	$(1,661,675)	$—

Deferred tax assets and liabilities consist of the following at December 31, 2006 and 2005:

	2006	2005
Deferred tax benefit of NOL Carryforward	$248,686	$2,627,282
Stock-based compensation	$111,207	$111,207
Unrealized (gains) losses	(2,264,114)	(964,277)
Other assets and liabilities	5,115	(4,080)

Net deferred tax assets (liabilities)	$(1,899,106)	$1,770,132

For the years ended December 31, 2006 and 2005, the Company received federal tax benefits from the exercise of stock-based compensation of $402,727 and $108,457 respectively, which resulted in an increase to equity.
As of December 31, 2006, the Company and its subsidiaries had net operating loss (NOL) carry forwards for tax purposes of approximately $731,000. These NOL’s will expire from 2016 to 2024. Any future changes in control may limit the availability of NOL carryforwards.

Note 8 Earnings Per Share
The following table sets for the computation for basic and diluted earnings (loss) per share (EPS):

	Year ended December 31,
	2006	2005	2004
Basic and Diluted net income (loss)	$8,065,133	$3,650,766	$(176,500)
Weighted average number of outstanding shares
Basic	1,787,390	1,654,935	1,566,385
Diluted	2,219,580	1,996,176	1,566,385
Earnings (loss) per share
Basic	$4.51	$2.21	$(0.11)

Diluted	$3.63	$1.83	$(0.11)

The diluted EPS calculation excludes the effect of stock options when their exercise prices exceed the average market price for the period. For the years ended December 31, 2006 and 2005, stock options and warrants for 30,202 were excluded from diluted EPS. Due to the net loss in 2004, diluted shares in 2004 exclude the effect of un-exercised options and warrants because the effect of their inclusion would be anti-dilutive.
Note 9 Commitments and Contingencies
The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company’s liability and would involve future claims that may be made against the Company that have not yet occurred, therefore, it is not possible to estimate the Company’s potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.
Note 10 Subsequent Event – 2007 Tax Deduction
On January 3, 2007, February 16, 2007, and February 20, 2007 Roderick H. Dillon, Jr., the Company’s Chief Executive Officer, exercised Options and Warrants to purchase 216,500 shares of the Company’s common stock. As a result of the exercises, the Company will receive a 2007 tax deduction in the amount of $18,273,950.

ITEM 9: Changes In and Disagreements With Accountants or Accounting and Financial Disclosures - None
ITEM 9A: Controls and Procedures
Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of the end of the period covered by this annual report. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of the end of the period covered by this annual report, the disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission’s rules and forms. There were no significant changes in the Company’s internal controls which materially affect, or are reasonable likely to materially affect, the Company’s internal controls over financial reporting.
Management’s report on our internal control over financial reporting and the related attestation report of Plante & Moran PLLC follow.
Management’s Annual Report on Internal Control Over Financial Reporting
Management of Diamond Hill Investment Group, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ R. H. Dillon R. H. Dillon	/s/ James F. Laird James F. Laird
Chief Executive Officer and President	Chief Financial Officer
March 6, 2007	March 6, 2007

Report of Independent Registered Public Accounting
Firm on Internal Control Over Financial Reporting
The Shareholders and Board of Directors of
Diamond Hill Investment Group, Inc:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Diamond Hill Investment Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, of the Company and our report dated March 6, 2007 expressed an unqualified opinion thereon.
/s/ Plante & Moran, PLLC
Columbus, Ohio
March 6, 2007

ITEM 9B: Other Information – None
PART III
ITEM 10: Directors and Executive Officers of the Registrant
Information regarding this Item 10 is incorporated by reference to our proxy statement for our 2007 annual meeting of shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act (the “2007 Proxy Statement”), under the Captions: “Proposal 1 – Election of Directors”, “Executive Officers and Compensation Information”, “Corporate Governance”, and “Compliance with Section 16(a) of the Exchange Act.
ITEM 11: Executive Compensation
Information regarding this Item 11 is incorporated by reference to our 2007 Proxy Statement under the Captions: “Executive Officers and Compensation Information” and “Corporate Governance”.
ITEM 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Information regarding this Item 12 is incorporated by reference to our 2007 Proxy Statement under the Captions: “Security Ownership of Certain Beneficial Owners and Management” and “Executive Offices and Compensation Information”.
ITEM 13: Certain Relationships and Related Transactions
Information regarding this Item 13 is incorporated by reference to our 2007 Proxy Statement under the Caption: “Corporate Governance”.
ITEM 14: Principal Accountant Fees and Services
Information regarding this Item 14 is incorporated by reference to our 2007 Proxy Statement under the Caption: “Independent Registered Public Accounting Firms”.

PART IV:
ITEM 15: Exhibits and Financial Statement Schedules
(1) Financial Statements: See “Part II. Item 8, Financial Statements and Supplementary Data”
(2) Financial Statement Schedules are omitted because they are not required or the required information is included in the financial statements or notes thereto.
(3) Exhibits
3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May 2, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

3.2	Code of Regulations of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

10.1	Representative Investment Management Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Form N1-A filed with the SEC on December 30, 2005; File No. 811-08061.)

10.2	Fourth Amended and Restated Administrative, Fund Accounting, and Transfer Agency Services Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Form N1-A filed with the SEC on May 2, 2006; File No. 811-08061.)

10.3	1993 Non-Qualified and Incentive Stock Option Plan. (Incorporated by reference from Form DEF 14A filed with the SEC on July 21, 1998; File No. 000-24498.)

10.4	Employment Agreement between the Company and Roderick H. Dillon, Jr. dated August 10, 2006. (Incorporated by reference from Form 8-K Current Report filed with the SEC on August 10, 2006; file No. 000-24498.)

10.5	Employment Agreement between the Company and James F. Laird dated October 24, 2001. (Incorporated by reference from Form 10-KSB for 2002 filed with the SEC on March 28, 2003; File No. 000-24498.)

10.6	Form of Subscription Agreement for Common Shares of Diamond Hill Investment Group, Inc. executed by subscribers as part of the private placement on July 21, 2004. (Incorporated by reference from Form 10-QSB for the quarter ended September 30, 2004 filed with the SEC on November 15, 2004; File No. 000-24498.)

10.7	2005 Employee and Director Equity Incentive Plan. (Incorporated by reference from Form DEF 14A filed with the SEC on April 5, 2005; File No. 000-24498.)

10.8	2006 Performance-Based Compensation Plan. (Incorporated by reference from Form 8-K Current Report filed with the SEC on May 16, 2006; File No. 000-24498.)

10.9	Amendment to the 1993 non-Qualified and Incentive Stock Option Plan dated November 9, 2006

10.10	Amendment to Warrant Agreement between the Registrant and Roderick H. Dillon dated November 9, 2006

14.1	Code of Business Conduct and Ethics. (Incorporated by reference from Form DEF 14A filed with the SEC on April 9, 2004; File No. 000-24498.)

21.1	Subsidiaries of the Company.

23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC.

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).

32.1	Section 1350 Certifications.

SIGNATURES
In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:
DIAMOND HILL INVESTMENT GROUP, INC.

By: /S/R. H. Dillon
R. H. Dillon, President, Chief Executive Officer and a Director	March 16, 2007
In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/R. H. Dillon R. H. Dillon and a Director	President, Chief Executive Officer,	March 16, 2007

/S/James F. Laird James F. Laird	Chief Financial Officer, Treasurer, and Secretary	March 16, 2007

/S/ David P. Lauer David P. Lauer	Director	March 16, 2007

/S/James G. Mathias James G. Mathias	Director	March 16, 2007

/S/ David R. Meuse David R. Meuse	Director	March 16, 2007

/S/ Diane D. Reynolds Diane D. Reynolds	Director	March 16, 2007

/S/ Donald B. Shackelford Donald B. Shackelford	Director	March 16, 2007